UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Zero Nox, Inc.

Legal status of Issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Wyoming

    Date of Organization:

    October 23, 2017

Physical Address of Issuer:

1343 S. Main Street, Porterville, CA 93257

Website of Issuer:

https://www.zeronox.com

Is there a Co-Issuer? ___ Yes _X_ No

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the Intermediary, whether as a percentage of the offering amount or as a dollar amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of five and one-half percent (5.5%) of the dollar amount raised in the Offering (subject to specified exceptions for individual investors exceeding $25,000 but not exceeding $50,000 and for individual investors exceeding $50,000, in which case the fee is two and one-quarter percent (2.25%) and one and one-half percent (1.5%), respectively) or (B) a cash fee of ten thousand dollars ($10,000.00).

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to one percent (1%) of the total number of the securities sold in the Offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

50,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$50,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other: At the Intermediary's discretion

Maximum Offering Amount (if different from Target Offering Amount):

$5,000,000

Deadline to reach the Target Offering Amount:

April 26, 2024

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Deadline to reach the Target Offering Amount, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:

33

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$6,753,945	$5,804,869
Cash & Cash Equivalents	$493,176	$792,066
Accounts Receivable	$2,051,178	$574,718
Current Liabilities	$12,048,364	$6,052,252
Long-Term Liabilities	$1,004,371	$1,015,100
Revenues/Sales	$9,679,651	$5,997,937
Cost of Goods Sold*	$7,036,559	$4,671,872
Taxes Paid	$0	$0
Net Income/(Loss)	$(7,552,070)	$(4,153,160)

*Cost of Product Sales

The jurisdictions in which the Issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

Zero Nox, Inc.



A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE.

PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential purchasers of the Securities are referred to herein as **"Investors"** or **"you"**. The Issuer is referred to herein as the "Issuer" or "we".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Issuer does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Issuer is offering a minimum amount of $50,000 (the "**Target Offering Amount**") and up to a maximum amount of $5,000,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this "**Offering**"). The Minimum Individual Purchase Amount is $250 and the Maximum Individual Purchase Amount is $500,000. The Issuer reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Issuer may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice. The Issuer must raise an amount equal to or greater than the Target Offering Amount by April 26, 2024 (the "**Offering Deadline**"). Unless the Issuer receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Issuer's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the purchase process hosted by the **Intermediary** (as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Issuer are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the Investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the Investor will receive their Securities.**

The Issuer will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Issuer reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Issuer continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Issuer's profile page on the Intermediary's website under https://republic.com/zeronox (the "**Deal Page**"). The Deal Page can be used by prospective Investors to ask the Issuer questions and for the Issuer to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Issuer will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be canceled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Issuer designates pursuant to Rule 304(b) of Regulation CF, the Issuer may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Issuer conducts an initial closing (the "**Initial Closing**"), the Issuer agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Issuer may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Issuer upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Issuer has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Issuer until they are accepted by the Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Issuer rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C and the Instrument attached as Exhibit B, in conjunction with the following summary information.

Not Currently Equity Interests

The Securities are not currently equity interests in the Issuer and merely provide a right to receive equity at some point in the future upon the occurrence of certain events (which may or may not occur).

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends.

Nominee

The Nominee (as defined below) will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Issuer and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon the next sale (or series of related sales) by the Issuer of its Capital Stock to one or more third parties resulting in gross proceeds to the Issuer of not less than $3,000,000 cash and cash equivalent (each an "**Equity Financing**"), the Securities are convertible into shares of the securities issued in said Equity Financing, at the option of the Issuer.

Conversion Upon the First Equity Financing (Early Investors)

If the Issuer elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, each investor who invests during the first tranche of the Offering, which includes the initial purchases amounting up to and including the sum of $1,000,000.00 (collectively, "**Early Investors**"), will receive the number of securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below:

(a) the quotient of $165,000,000 ("**Valuation Cap for Early Investors**") divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**SAFEs**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs;

OR

(b) if the pre-money valuation of the Issuer immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap for Early Investors, the lowest price per share of the securities sold in such Equity Financing.

Such conversion price shall be deemed the "**First Equity Financing Price for Early Investors**".

Conversion Upon the First Equity Financing (Standard Investors)

If the Issuer elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, each investor who invests during the second tranche of the Offering, which includes all purchases from $1,000,000.01 to $5,000,000 (collectively, "**Standard Investors**"), will receive the number of securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below:

(a) the quotient of $180,000,000 ("**Valuation Cap for Standard Investors**") divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**SAFEs**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs;

OR

(b) if the pre-money valuation of the Issuer immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap for Standard Investors, the lowest price per share of the securities sold in such Equity Financing.

Such conversion price shall be deemed the "**First Equity Financing Price for Standard Investors**".

Conversion After the First Equity Financing

If the Issuer elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Issuer's discretion the Investor will receive, the number of converted securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price for Early Investors or the First Equity Financing Price for Standard Investors, as applicable to the Investor.

Conversion Upon a Liquidity Event Prior to an Equity Financing (Early Investors)

For Early Investors, in the case of the Issuer's undergoing an **IPO** (as defined below) of its Capital Stock (as defined in the Security) or a **Change of Control** (as defined below) of the Issuer (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at its option and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Issuer equal to the Purchase Amount divided by the quotient of (a) $165,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Issuer's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any SAFEs; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

Conversion Upon a Liquidity Event Prior to an Equity Financing (Standard Investors)

For Standard Investors, in the case of the Issuer's undergoing an **IPO** (as defined below) of its Capital Stock (as defined in the Security) or a **Change of Control** (as defined below) of the Issuer (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at its option and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Issuer equal to the Purchase Amount divided by the quotient of (a) $180,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Issuer's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any SAFEs; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Issuer to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Issuer's board of directors, (ii) any reorganization, merger or consolidation of the Issuer, in which the outstanding voting security holders of the Issuer fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Issuer.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Issuer pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Issuer to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Issuer's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers shares of existing capital stock of the Issuer for resale, as approved by the Issuer's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Issuer.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at its option and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price for Early Investors or the First Equity Financing for Standard Investors, as applicable. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Issuer's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Issuer's board of directors (or other applicable governing body if the Issuer is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Issuer shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Issuer's board of directors (or other applicable governing body if the Issuer is a limited liability company).

Dissolution

If there is a **Dissolution Event** (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Issuer will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Issuer's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Issuer at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Issuer, (ii) a general assignment for the benefit of the Issuer's creditors or (iii) any other liquidation, dissolution or winding up of the Issuer (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate (without relieving the Issuer of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the converted securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities **nor the securities issuable upon the conversion** of the Securities have voting rights unless otherwise provided for by the Issuer. In addition, to facilitate the Offering Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Issuer's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently at the direction of the Chief Executive Officer of the Issuer (the "**Nominee Designee**").

The Issuer does not have any voting agreements in place.

The Issuer does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Issuer's competitors, as determined by the Issuer in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distributee, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Other Material Terms

- The Issuer does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Issuer cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of five and one-half percent (5.5%) of the dollar amount raised in the Offering (subject to specified exceptions for individual investors exceeding $25,000 but not exceeding $50,000 and for individual investors exceeding $50,000, in which case the fee is two and one-quarter percent (2.25%) and one and one-half percent (1.5%), respectively) or (B) a cash fee of ten thousand dollars ($10,000.00).

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to one percent (1%) of the total number of the Securities sold in the Offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of one percent (1%) of the Securities issued in this Offering.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Issuer is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Issuer's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Issuer is attempting to raise in this Offering will not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with the Issuer and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

Our future growth and success are dependent upon consumers' willingness to adopt green energy technologies.

The Issuer's growth and future demand for its products is highly dependent upon the adoption by consumers of green energy technologies. The market for green energy technologies is still rapidly evolving, characterized by rapidly changing technologies, competitive pricing and competitive factors, evolving government regulation and industry standards, and changing consumer demands and behaviors. If the market for green energy technologies does not continue to develop as expected, or develops more slowly than expected, the Issuer's business, prospects, financial condition and operating results could be harmed.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. This is particularly true for our electric forklifts and vehicle industry products. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our, and our customers', expectations. Our suppliers may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including patents and trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, including our patents, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Issuer's success depends on the experience and skill of its board of directors, executive officers and key personnel.

We are dependent on our board of directors, executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Issuer. The loss of all or any of our board of directors, executive officers and key personnel could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Issuer to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

If we do not effectively manage our growth, our existing infrastructure may become strained, and we may be unable to increase revenue growth.

Our future growth may provide challenges to our organization, requiring us to expand our personnel and our operations. Future growth may strain our infrastructure, operations and other managerial and operating resources. If our business resources become strained, our earning may be adversely affected and we may be unable to increase revenue growth. Further, we may undertake contractual commitments that exceed our labor resources, which could adversely affect our earnings and our ability to increase revenue growth.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Issuer is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Issuer may not be in compliance with the corporate registration requirements where it operates.

The Issuer's headquarters are located in the State of California. The Issuer is not currently qualified to conduct business in California and the Issuer does not believe that it is required to be qualified. In the event the Issuer is required to be qualified in California, it could be subject to fines, penalties or other administrative actions for failure to qualify.

Risks Related to the Offering

State and federal securities laws are complex, and the Issuer could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Issuer has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Issuer may have violated state or federal securities laws, any such violation could result in the Issuer being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Issuer would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Issuer will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Issuer violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Issuer which, among other things, could result in the Issuer having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.

Unless the Issuer has agreed to a specific use of the proceeds from the Offering, the Issuer's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

Because the Offering consists of two separate tranches, a single investor may receive different Crowd SAFEs with different terms, depending on the timing of its investment commitment.

The Offering is divided into separate tranches for early investors and standard investors. "Early Investors," which include investors who invest during the first tranche of the Offering, which includes the initial purchases amounting up to and including a sum of $1,000,000.00, will receive a Crowd SAFE with preferential terms, namely a reduced pre-money valuation cap ($165,000,000 instead of $180,000,000). A Crowd SAFE with different terms will be issued to "Standard Investors," or investors who invest during the second tranche of the Offering, which includes all purchases from $1,000,000.01 to $5,000,000. Accordingly, a single investor may be issued two different Crowd SAFEs with different terms, depending on the timing of the investor's investment commitment.

The Intermediary Fees paid by the Issuer are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of five and one-half percent (5.5%) of the dollar amount raised in the Offering (subject to specified exceptions for individual investors exceeding $25,000 but not exceeding $50,000 and for individual investors exceeding $50,000, in which case the fee is two and one-quarter percent (2.25%) and one and one-half percent (1.5%), respectively) or (B) a cash fee of ten thousand dollars ($10,000.00). The compensation paid by the Issuer to the Intermediary may impact how the Issuer uses the net proceeds of the Offering.

The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.

The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

The Issuer has the right to extend the Offering Deadline.

The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Issuer receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after the release of such funds to the Issuer, the Securities will be issued and distributed to you.

The Issuer may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Issuer has the right to conduct multiple closings during the Offering.

If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE (Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Issuer nor take or effect actions that might otherwise be available to holders of the Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

The Securities will not be freely tradable under the Securities Act until one year from when the securities are issued. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Investors will not become equity holders until the Issuer decides to convert the Securities or until there is a change of control or sale of substantially all of the Issuer's assets. The Investor may never directly hold equity in the Issuer.

Investors will not have an ownership claim to the Issuer or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Issuer. Investors will not become equity holders of the Issuer unless the Issuer receives a future round of financing great enough to trigger a conversion and the Issuer elects to convert the Securities. The Issuer is under no obligation to convert the Securities. In certain instances, such as a sale of the Issuer or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Issuer. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Issuer or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities.

Investors will not have the right to vote upon matters of the Issuer even if and when their Securities are converted (the occurrence of which cannot be guaranteed). Under the terms of the Securities, a third-party designated by the Issuer will exercise voting control over the Securities. Upon conversion, the Securities will **continue** to be voted in line with the designee identified or pursuant to a voting agreement related to the equity securities the Security is converted into. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive securities in the form of shares of Series B-CF Preferred Stock and such shares would be required to be subject to the terms of the Securities that allows a designee to vote their shares of Series B-CF Preferred Stock consistent with the terms of the Security. Thus, Investors will essentially never be able to vote upon any matters of the Issuer unless otherwise provided for by the Issuer.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Issuer or to receive financial or other information from the Issuer, other than as required by law. Other security holders of the Issuer may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Issuer can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Issuer such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Issuer has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Issuer.

The Issuer may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Issuer may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Issuer may never undergo a liquidity event such as a sale of the Issuer or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services. The Securities are not equity interests, have no ownership rights, have no rights to the Issuer's assets or profits and have no voting rights or ability to direct the Issuer or its actions.

Any equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Issuer's equity securities will be subject to dilution. The Issuer intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Issuer.

The amount of additional financing needed by the Issuer will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Issuer with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Issuer's needs, the Issuer may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Issuer. There can be no assurance that the Issuer will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Issuer has certain equity grants and convertible securities outstanding. Should the Issuer enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Any equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Issuer at the time of conversion.

In the event the Issuer decides to exercise the conversion right, the Issuer will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection.

Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Issuer may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Issuer.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit B.

There is no present market for the Securities and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the offering price or at any other price.

In the event of the dissolution or bankruptcy of the Issuer, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Issuer, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Issuer.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Issuer does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Issuer does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

ZeroNox is a clean energy technology company and the leading provider of electrification products and services for the off-highway electric vehicles ("OHEVs") market. Founded in 2017 and based in the central valley of California, ZeroNox is committed to developing and deploying energy technologies that are cleaner, higher performing, and cost effective. ZeroNox's business contributes to three of the United Nations' Sustainable Development Goals, namely Goal 7 — ensuring access to affordable clean energy; Goal 9 — promoting sustainable industry and infrastructure, and Goal 13, taking urgent action to combat climate change. Since January 2019 when it first started to commercialize its products, ZeroNox has sold and delivered approximately 800 OHEVs (including Tuatara UTVs, Ion hospitality carts and PEAK forklifts).

The Issuer is a Wyoming corporation incorporated on October 23, 2017. It is headquartered in California. The Issuer sells its products throughout the United States and internationally.

The Issuer conducts its operating business through its wholly-owned subsidiary, Zero Nox, Inc., a California corporation formed on July 3, 2017 and based in California.

Business Plan

The Issuer specializes in the development and commercialization of electric powertrain technology and its integration into electric vehicles. The Issuer's comprehensive portfolio provides domestic and international clients with products and services to build, improve, and power electric off-highway vehicles. The Issuer's products include electric utility terrain vehicles, transport shuttles, forklifts, lithium iron phosphate battery upgrades for existing electric fleets and electric vehicle conversion kits for internal combustion engine fleets. The Issuer partners with overseas manufacturers to produce electric vehicles and complete final assembly and quality control testing in the United States. The Issuer's services include maintenance of sold products and working with original equipment manufacturers ("OEMs") in their transition to electric by partnering with their manufacturing teams to design and provide the electric powertrain solutions needed to support their execution in bringing electric vehicles to market.

The capital we raise here will empower us to grow out our infrastructure and retire certain debt as we continue to aggressively grow and expand our business.

The Issuer's Products and/or Services

Product / Service	Description	Current Market
Tuatara Vehicles	Steel constructed purpose-built vehicles for handling rough conditions. Tuataras include a large bed and an electric version powered by proprietary electric powertrain technology that includes our BMS and drivetrain designed to outperform and outdistance an internal combustion engine. Our Tuatara vehicles are characterized by reliability, range, quality, and low maintenance which are standard with Tuatara's off-road vehicles, and they are workhorses for farmers, ranchers, hunters, and adventure seekers.	Industrial and construction customers, utility terrain vehicle (UTV) distributors, UTV dealerships, and other customer channels including farmers, hunters, ranchers, and adventure seekers.
ION EV	Hospitality and estate electric carts and shuttles built for comfort, performance, range and utility being completely powered by ZeroNox proprietary electric powertrain technology.	Luxury UTV market, including hotels, universities and resorts.
Peak Forklifts	A purpose-built all-electric forklift that comes standard with a ZeroNox LFP battery that is fully integrated within the powertrain system. The PEAK forklift gives customers all the benefits of operating an LFP electric forklift without the costly maintenance of owning and operating the typical lead acid battery technology that is powering many electric forklifts today.	Forklift distributors and dealerships, and other customer channels, such as warehouses, cold storage facilities, and distribution centers.

Iron Vault	ZeroNox's proprietary, rechargeable lithium iron phosphate battery energy storage system for commercial and residential applications. Within the battery system is an integrated hybrid inverter and a removable mobile generator, the MULE (Mobile Utility Lithium Energy). The Iron Vault is intended to be used as a multi-functioning energy storage system, including for backup power, that can be tied into a combination of solar panels, wind turbines and the power grid for efficient energy control.	Residential and commercial energy storage applications, such as homes, businesses, and office spaces, and off-grid applications.
ZeroNox Electric Powertrain Platform (ZEPP) conversion kits for internal combustion engine fleets and original equipment manufacturers (OEMS) for internal combustion engine fleets	We design custom-built electric powertrain platform kits for a wide range of manufacturer applications. We train and support the OEM and fleet teams as they incorporate our electrification conversion kits into their vehicles. We support them in bringing their EVs to market, and we provide post-sales service and support for the electric powertrain. Our ZEPP combines all the necessary components to fully electrify an electric vehicle, including, the electric motor, lithium iron phosphate battery, battery management system ("BMS"), onboard charger, motor controller, telematics system and display screen.	Original Equipment Manufacturers (OEMs) of vehicles and equipment, and companies with large fleets of internal combustion engine vehicles or equipment.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors.

The Issuer's products compete in various markets.

1. Our Tuatara Vehicles compete against Electric UTVs (such as the Polaris Ranger Kinetic XP) and Gas UTVs (such as the John Deere Gator and Massimo UTV).
2. Our ION EV product competes against products from companies such as Club Car, EZ-GO Golf Carts and Garia Via.
3. Our Peak Forklifts compete against products from companies that manufacture lead acid battery forklifts, propane forklifts and LFP battery forklifts.
4. Our Iron Vault battery competes against those produced by Tesla Powerwall, LG, Panasonic and Enphase.
5. Our ZEPP conversion kits compete against those produced by Xos, Inc. and Moog Inc., among others.

Customer Base

Our comprehensive portfolio provides domestic and international clients with products and services to build, improve, and power OHEVs. Our products include electric utility terrain vehicles, transport shuttles, forklifts, lithium iron phosphate battery upgrades for existing electric fleets and electric vehicle conversion kits for internal combustion engine fleets. Our services include maintenance of sold products and working with OEMs in their transition to electric by partnering with their manufacturing teams to design and provide the electric powertrain solutions needed to support their execution in bringing electric vehicles to market.

Today, the "Powered by ZeroNox" brand can be seen on fleets operating at Bayer AG, Universal Orlando Resort, the Los Angeles International Airport ("LAX"), and even on Oprah's ranch, among others. We have deployed our advanced electrification solutions into multiple fleets, and customers are seeing the benefits. Fleet retrofit projects make sense for a wide range of fleet owners, who want to benefit from the improved productivity, reduced downtime, increased battery life and cost savings that ZEPP provides without having to purchase new vehicles.

We leverage our distribution channels of OEM partners to expand sales reach while keeping our expansion costs low. In the U.S., our OEM partners have contracts with approximately 1,500 affiliated dealerships, providing us potentially a nationwide network for our OHEV distribution domestically. Outside of the U.S., our partnership with Jospong will enable us to assist OEM partners in bringing their new OHEVs into an untapped and underserved market, creating a blueprint to be used in other overseas markets.

Customers of the Issuer vary by product as follows:

1. Customers for our Tuatara Vehicles include industrial and construction customers, UTV distributors, UTV dealerships, and other customer channels including farmers, hunters, ranchers, and adventure seekers.
2. Our ION EV product is geared towards the luxury UTV market, including hotels, universities and resorts.
3. Our Peak Forklifts customers include Forklift distributors and dealerships, and other customer channels, such as warehouses, cold storage facilities, and distribution centers.
4. Our Iron Vault battery is used for customers seeking residential and commercial energy storage applications, such as homes, businesses, and office spaces, and off-grid applications.
5. Our ZEPP customer base are OEMs of vehicles and equipment, and companies with large fleets of internal combustion engine vehicles or equipment.

Supply Chain

Although the Issuer is dependent upon certain third party vendors, the Issuer has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Issuer does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

The Issuer has a robust catalog of clean technology patents, exclusive rights, trademarks and trade secrets that will allow us to be the premier leader in the industry for the next generation. This intellectual property collection includes 12 patent pending applications, 1 issued patent, 11 trademarks and applications and multiple trade secrets and exclusive rights. Our intellectual property includes industry disrupting technology such as the NPR (NOx Particular Reductor), The GenMotor, and the TECS (Thermal Energy Conversion System) that is capable of completely redefining the applicable industries.

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
11,791,630	"Multi-Functional Building Power Management"	Patent	May 3, 2021	October 17, 2023	USA
18/470329	"Multi-Functional Building Power Management"	Patent	September 19, 2023	Pending	USA
PCT/US2022/081594	"Electric Vehicle Battery Conditioning"	Patent	December 14, 2022	Pending	USA

2022267265	"Venturi Device with Forced Induction"	Patent	November 8, 2023	Pending	Australia
3216792	"Venturi Device with Forced Induction"	Patent	October 25, 2023	Pending	Canada
22796580.3	"Venturi Device with Forced Induction"	Patent	October 31, 2023	Pending	EP
2023-566502	"Venturi Device with Forced Induction"	Patent	October 26, 2023	Pending	Japan
18/556322	"Venturi Device with Forced Induction"	Patent	October 19, 2023	Pending	USA
PCT/US2022/050797	"Venturi Device with Forced Induction Systems and Methods"	Patent	November 22, 2022	Pending	WO
PCT/US2022/081602	"Venturi Device with Forced Induction Systems and Methods"	Patent	December 14, 2022	Pending	WO
PCT/US2022/082076	"Magnetic Field Systems and Methods"	Patent	December 20, 2022	Pending	WO
PCT/US2023/021077	"Modularization and Power Management of Battery Modules"	Patent	May 4, 2023	Pending	WO
63/517304	"Exhaust Carbon Capture Systems and Methods"	Patent	August 2, 2023	Pending	USA

Trademarks

Application or Registration #	Title	Description	File Date	Grant Date	Country
97622331	"ZERONOX TELEMATICS"	Service Mark	October 6, 2022	Pending	USA
6807069	"EC4"	Trademark	July 7, 2021	August 2, 2022	USA
6794906	"CAESAR"	Trademark	July 7, 2021	July 19, 2022	USA
6794672	"ION"	Trademark	July 6, 2021	July 19, 2022	USA

7001657	"PEAK"	Trademark	July 6, 2021	March 14, 2023	USA
90813894	"MULE"	Trademark	July 6, 2021	Pending	USA
90813872	"IRON VAULT"	Trademark	July 6, 2021	Pending	USA
6191801	"ZERO NOX"	Trademark	December 4, 2019	November 3, 2020	USA
5671696	"ZERO NOX"	Trademark	January 24, 2018	February 5, 2019	USA
98233394	"YAK"	Trademark	October 20, 2023	Pending	USA
6731969	OX Design	Trademark	January 26, 2018	May 24, 2022	USA

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Issuer employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

On March 1, 2022, Zero Motorcycles, Inc., an electric motorcycle manufacturer and seller located in California, filed a complaint with the U.S. District Court for the Northern District of California alleging that the Issuer has infringed its ZERO-formative registered trademarks, and is seeking a permanent injunction requiring the Issuer to refrain from promoting, using, or registering any ZERO-formative mark in connection with electric vehicle products or technologies, an order cancelling two of the Issuer's trademark registrations, and an award of damages and reasonable attorneys' fees and expenses. The Issuer does not believe this litigation has any merit and has denied all allegations, and plans to defend against these claims rigorously. An early attempt of mediation has failed and the parties have engaged in initial exchange of written discovery. This litigation may be costly and may divert resources and management's attention from the Issuer's business.

The Issuer is not involved in any other litigation at this time.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers, fees associated with bad actor checks, payment processing fees and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	20%	$10,000	5.5%	$275,000
Research & Development	5%	$2,500	7.5%	$375,000
Accounts Payable and Debt Paydown (1)	20%	$10,000	20%	$1,000,000
Sales & Marketing	5%	$2,500	8%	$400,000
Inventory	5%	$2,500	9%	$450,000
General Working Capital (2)	45%	$22,500	50%	$2,500,000
Total	**100%**	**$50,000**	**100%**	**$5,000,000**

The Issuer has discretion to alter the use of proceeds set forth above to adhere to the Issuer's business plan and liquidity requirements. For example, economic conditions may alter the Issuer's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category of at least ten percent (10%) in the table above so as to assist you in understanding how the offering proceeds will be used.

(1) The Issuer has incurred debt and account payables to help fund our recent growth, which need to be reduced and/or retired.

(2) There are more electrification project opportunities available than we currently have the capacity to take on. These proceeds will allow us to grow our engineering team, and supporting administrative and operational team, to allow us to take on more large fleet and OEM conversion projects.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Issuer	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Vonn R. Christenson	CEO, Co-Founder and Director	CEO, Co-Founder and Director of Zero Nox, Inc., 2017 – Present Responsible for strategy, legal, HR, facilities, board relations, shareholder relations, financial oversight, and general CEO responsibilities Partner at Christenson Law Firm, 2014 – Present Specializing in business and contract disputes, personal injury, and intellectual property litigation. Member of the board of directors of the Sierra Bancorp (NASDAQ: BSRR), 2016 – Present Responsible for Board oversight	Harvard Law School, J.D., 2006; Brigham Young University, B.S., Mathematics, 2003
Robert Cruess	President, Co-Founder and Director	President, Co-Founder and Director of Zero Nox, Inc., 2017 – Present Responsible for business and product development. Branch manager of Alterra Home Loans, 2015 – 2020 Responsible for recruiting, hiring, firing, training, and creating and implementing strategies.	Franciscan University, B.S., Business Administration and Management, 2009
Karna Patel	Chief Financial Officer	Chief Financial Officer of Zero Nox, Inc., 2023 – Present Responsible for financial and accounting matters. Senior Director of Financial Planning and Analysis at Qualcomm, 2008 – 2023 Responsible for acquisitions and integration of multiple businesses, and led finance and investments for a business unit sales and marketing.	University of California, Irvine, M.B.A., 2012; University of Southern California, M.S., Computer Science, 2006 University of Mumbai, B.E., Computer Engineering, 2004

Jacob Gotberg	Chief Technology Officer	Chief Technology Officer of Zero Nox, Inc., 2023 – Present; Director of Engineering, 2021 – 2023 Responsible for development of engineering and information systems.	University of Southern California, B.S., Engineering, 2012
Kelley Ivancovich	Director	Director of Zero Nox, Inc., 2020 – Present Responsible for board oversight. President and Founder of Central Valley Farms LP, 1994 – Present Responsible for strategy and general President responsibilities. Managing Director for three commercial real estate companies — Freemont Properties LLC, Hamilton Properties LLC, and Superior Assets, 2000 – Present Responsible for strategy and investments.	Brigham Young University, B.S., Zoology, 1980
Eugene Arthur Cuelho, Jr.	Director	Director of Zero Nox, Inc., 2020 – Present Responsible for board oversight. CEO and Founder of Premier Trailer Manufacturing, Inc., 1996 – Present Responsible for strategy and general CEO responsibilities. Director of Invia Investments LLC, 2018 – Present Responsible for board oversight. Director of HCS of Merchants Isle LLC, 2020 – Present Responsible for board oversight.	None

Biographical Information

Vonn R. Christenson: Vonn is the Chief Executive Officer, Co-Founder and Director of the Issuer. He has led Issuer's growth since its inception in 2017. Prior to founding the Issuer, Vonn worked as an attorney and joined the Christenson Law Firm, specializing in business and contract disputes, personal injury, and intellectual property litigation. He has been serving as a partner at that law firm since January 2014. Vonn has also been serving as a member of the board of directors of the Sierra Bancorp (NASDAQ: BSRR) since August 2016. He currently resides in Porterville and is actively involved in the community including with the Porterville Optimist Club, and the Porterville Unified School District Academy of Law, Justice & Ethics Advisory Board. Vonn received his B.S. degree in Mathematics from Brigham Young University, and his J.D. degree from Harvard Law School.

Robert Cruess. Robert is the President, Co-Founder and Director of the Issuer. He has led the Issuer's business and product development since its inception in 2017. Between 2015 and early 2020, Robert was a branch manager of Alterra Home Loans. He is currently on the board of directors of a number of private companies in the real estate investment business. Robert received his B.S. degree in Business Administration and Management from Franciscan University of Steubenville.

Karna Patel: Karna is the Chief Financial Officer of the Issuer. Immediately prior to joining the Issuer, he was a Senior Director of Financial Planning and Analysis at Qualcomm. During his tenure at Qualcomm since 2008, he had led the team responsible for acquisitions and integration of multiple businesses, and had led finance and investments for a business unit. Karna received his M.B.A. degree from University of California Irvine, M.S. degree in Computer Science at University of Southern California and B.E. degree in Computer Engineering at the University of Mumbai.

Jacob Gotberg: Jacob is the Chief Technology Officer of the Issuer, leading the Issuer's engineering and information system efforts. He previously served as Issuer's Director of Engineering from January 2021 to February 2023, leading the Issuer's engineering and R&D efforts. Between 2020 and 2021, he worked as a data scientist for BYU Broadcasting and was responsible for business intelligence and data pipeline design. Jacob served as a senior software engineer for Software Group Inc. (dba Traxia), where he architected and authored software. From July 2016 to July 2017, he worked as a Cyberinfrastructure Engineer at University of Missouri, providing services in HPC engineering and research support. Jacob also had prior engineering experience at SpaceX, G.E., and the Department of Energy. He received his B.S. degree in Aerospace Engineering from University of Southern California.

Kelley Ivancovich: Kelley is a Director of the Issuer. He has extensive experience in streamlining operations and overseeing management to its fullest potential. Kelley has brought valuable experience in business assets diversification to the Issuer and minimized its risk exposure in difficult times. Aside from his advisory role at the Issuer, Kelley has extensive experience in the farming industry. More specifically, he was the founder of Central Valley Farms LP, a farming operation. Since 1994, he has been serving as the President of Central Valley Farms. Since 2000, Kelley has been serving as Managing Director for three commercial real estate companies — Freemont Properties LLC, Hamilton Properties LLC, and Superior Assets. He received his B.S. degree from Brigham Young University.

Eugene Arthur Cuelho, Jr.: Eugene is a Director of the Issuer. He is the founder of Premier Trailer Manufacturing, Inc. ("Premier Trailer"), the largest trailer manufacturing company in California. Since July 1996, he has been serving as the Chief Executive Officer of Premier Trailer. Since July 2018, he has been serving as a Director for Invia Investments LLC, a real estate investment firm. Since January 2018, he has been serving as a Director for HCS of Merchants Isle LLC, another real estate investment firm.

Indemnification

Indemnification is authorized by the Issuer to directors, officers or controlling persons acting in their professional capacity pursuant to Wyoming law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Issuer's authorized capital stock consists of 200,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**"). Additionally, the Issuer has established the 2017 Stock Option/Stock Issuance Plan for which 2,000,000 shares are authorized for issuance thereunder. As of the date of this Form C, 18,139,006 shares of Common Stock are issued and outstanding. Additionally, the Issuer has 1,989,925 options to purchase Common Stock issued and outstanding and an additional 10,075 options available for issuance under the 2017 Stock Option/Stock Issuance Plan.

Outstanding Capital Stock

As of the date of this Form C, the Issuer's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	18,139,006
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional shares of Common Stock at a later date. The issuance of such additional shares of Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	90.11%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Issuer has the following additional securities outstanding:

Type	Option to Purchase Common Stock
Shares Issuable Upon Exercise	1,989,925
Voting Rights	The holders of Options to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Options to purchase Common Stock at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional Options to purchase Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	9.89%

Outstanding Debt

As of the date of this Form C, the Issuer has the following debt outstanding:

Type	Loans with Related Party- CEO and Co-Founder
Principal Amount Outstanding	$273,969
Interest Rate and Amortization Schedule	10% per annum.
Description of Collateral	Unsecured
Maturity Date	July 1, 2024

Type	Loan with Shareholder
Principal Amount Outstanding	$300,000
Interest Rate and Amortization Schedule	10% per annum.
Description of Collateral	Unsecured
Maturity Date	July 1, 2024

Type	Promissory Note with Related Party- Premier Trailer*
Principal Amount Outstanding	$4,640,000
Interest Rate	8% per annum.
Description of Collateral	Unsecured
Maturity Date	July 1, 2024

*This promissory note resulted from the conversion on October 1, 2023 of a previously issued Convertible Note.

Type	SBA EIDL Loan
Principal Amount Outstanding	$68,536
Interest Rate and Amortization Schedule	3.75% per annum. Installment payments, including principal and interest of $342 monthly.
Description of Collateral	All assets.
Maturity Date	June 9, 2050

Type	North Star Leasing Loan
Principal Amount Outstanding	$750,000
Interest Rate and Amortization Schedule	15.30% per annum. Installment payments, including principal and interest of $40,000 monthly.
Description of Collateral	Secured by Inventory
Maturity Date	November 10, 2025

Type	Capital Premium Financing Loans
Principal Amount Outstanding	$38,208
Interest Rate and Amortization Schedule	14.70% per annum. Installment payments, including principal and interest of $4,510 monthly.
Description of Collateral	Secured
Maturity Date	September 23, 2024

Type	Vehicle Loan
Principal Amount Outstanding	$53,895
Interest Rate and Amortization Schedule	5.69% per annum. Installment payments, including principal and interest of $1,399 monthly.
Description of Collateral	Secured
Maturity Date	July 15, 2027

Type	Vehicle Loan
Principal Amount Outstanding	$34,898
Interest Rate and Amortization Schedule	4.66% per annum. Installment payments, including principal and interest of $683 monthly.
Description of Collateral	Secured
Maturity Date	January 6, 2028

Type	Vehicle Loan
Principal Amount Outstanding	$13,290
Interest Rate and Amortization Schedule	2.25% per annum. Installment payments, including principal and interest of $650 monthly.
Description of Collateral	Secured
Maturity Date	January 6, 2028

Type	Loans with Related Party- Central Valley Farms and its Affiliates
Principal Amount Outstanding	$3,120,199, comprised of four loans
Interest Rate and Amortization Schedule	10% per annum.
Description of Collateral	Unsecured
Maturity Date	July 1, 2024*

*The parties have agreed to this maturity date and are in the process of amending the loan agreements.

Type	Loans with Related Party- Premier Trailer
Principal Amount Outstanding	$2,500,000 in two loans broken out as follows: $500,000 and $2,000,000
Interest Rate and Amortization Schedule	Interest rate for $500,000 loan is 15% per annum; and Interest rate for $2,000,000 loan is 10% per annum.
Description of Collateral	Unsecured
Maturity Date	$500,000 loan is due on February 28, 2024; and $2,000,000 loan is due on July 1, 2024

Type	Credit Union Loan
Principal Amount Outstanding	$27,237
Interest Rate and Amortization Schedule	6.74% per annum. Installment payments, including principal and interest of $569 monthly.
Description of Collateral	Secured
Maturity Date	August 15, 2028

Type	Alliance Loan
Principal Amount Outstanding	$110,672
Interest Rate and Amortization Schedule	No specified interest rate. Installment payments, including principal and interest of $10,540 monthly.
Description of Collateral	Unsecured
Maturity Date	January 15, 2025

Type	Growth for Good Loan
Principal Amount Outstanding	$2,530,000
Interest Rate and Amortization Schedule	8% per annum.
Description of Collateral	Unsecured
Maturity Date	September 12, 2026

Ownership

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
NONE		

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of January 31, 2024, the Issuer had an aggregate of approximately $142,000 in cash and cash equivalents. Certain of the Issuer's shareholders have agreed to provide financial support assurances for the next 6 months, leaving the Issuer with at least 6 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

In addition to, or to fill any unraised capital in the Offering, the Issuer may concurrently undertake to raise up to an additional $5,000,000 via the issuance of securities, including but not limited to common or preferred stock, SAFEs (Simple Agreement for Future Equity) or Convertible Notes, to accredited investors outside of this Offering.

Capital Expenditures and Other Obligations

The Issuer does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Intermediary has ascribed no pre-Offering valuation to the Issuer; the Securities are priced arbitrarily and the Issuer makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Issuer intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Material Changes and Other Information

None

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$2,531,250	843,750	Research & Development and General Working Capital	June 1, 2021; September 1, 2021	Reg D Rule 506(b)
Common Stock	$1,946,430	194,643	Research & Development and General Working Capital	June 6, 2022; August 15, 2022; December 7, 2022; December 22, 2002; August 1, 2023; August 15, 2023; August 18, 2023; October 25, 2023	Reg. D Rule 506(b)
Convertible Notes*	$750,000	3	Research & Development and General Working Capital	Various dates between March 31, 2022 and May 26, 2022	Reg. D Rule 506(b)
Convertible Note**	$5,000,000	1	Research & Development and General Working Capital	March 11, 2022	Reg. D Rule 506(b)
Option to Purchase Common Stock	$0	1,524,225***	N/A	Various dates between February 24, 2021 and January 31, 2024	Rule 701

*Converted in May 2023 into 75,000 shares of Common Stock.

**This loan was changed from a Convertible Note to a Promissory Note on October 1, 2023. Additionally, a portion of this amount has been paid down. The current balance is $4,640,000.

***Of this amount, 119,300 options were subsequently forfeited.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons:

(a) Vonn R. Christenson, the Issuer's CEO and Co-Founder, has provided advances to the Issuer in 2021, 2022 and 2023, totaling in the aggregate $250,000 in principal. As of the date of this Form C, the total outstanding balance is $273,969, including accrued interest. The loans carry an interest rate of 10% per annum, are unsecured and have a maturity date of July 1, 2024, which may be extended upon the consent of Vonn R. Christenson. See the section titled *"Outstanding Debt"* for more information regarding these loans.

(b) A shareholder of the Issuer provided a short-term loan to the Issuer in May 2023 in the principal amount of $300,000. As of the date of this Form C, the total outstanding principal balance is $300,000. The loan carries an interest rate of 10% per annum, is unsecured and has a maturity date of July 1, 2024, which may be extended upon the consent of the shareholder. See the section titled *"Outstanding Debt"* for more information regarding these loans.

(c) On July 12, 2023, the Issuer entered into an agreement with Premier Trailer Manufacturing, Inc. ("Premier Trailer", an entity founded by the Issuer's director Eugene Arthur Cuelho, Jr., for advanced funds in the amount of $2,000,000. On December 18, 2023, the Issuer entered into another agreement with Premier Trailer for advanced funds in the amount of $500,000. As of the date of this Form C, the total outstanding principal balance is $2,500,000. The $2,000,000 principal loan carries an interest rate of 10% per annum, is unsecured and has a maturity date of July 1, 2024. The $500,000 principal loan carries an interest rate of 15% per annum, is unsecured and has a maturity date of February 28, 2024. The Issuer entered into similar advance agreements with Premier Trailer in 2020 and 2021 and those advances were previously paid off by the Issuer. See the section titled *"Outstanding Debt"* for more information regarding these loans.

(d) On August 30, 2021, the Issuer obtained a short-term bridge loan from Central Valley Farms ("CVF"), founded by Kelley Ivancovich, a director of the Issuer, in the amount of $1,500,000. On December 1, 2022, the Issuer obtained a further short-term bridge loan from CVF in the amount of $500,000. An additional promissory note was issued by the Issuer to CVF in the principal amount of $400,000 on January 16, 2023. Additionally, on February 21, 2023, two children of Kelly Ivancovich provided loans to the Issuer in the aggregate principal amount of $460,000. All of the loans are unsecured and carry an interest rate of 10%. The Issuer is in the process of amending the maturity dates for the loans to July 1, 2024. See the section titled *"Outstanding Debt"* for more information regarding these loans.

(e) On March 11, 2022, the Issuer entered into a convertible promissory note agreement with Premier Trailer in the aggregate amount of $5,000,000. The convertible note was converted to a promissory note on October 1, 2023. The promissory note bears simple interest at a rate of 8.0% per annum and matures on July 1, 2024. As of the date of this Form C, the principal outstanding balance on the convertible note is $4,640,000. See the section titled *"Capitalization and Ownership"* for more information regarding this convertible note.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year.

Once posted, the annual report may be found on the Issuer's website at https://www.zeronox.com.

The Issuer must continue to comply with the ongoing reporting requirements until:

    (1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

    (2) the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

    (3) the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

    (4) the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

    (5) the Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.


ADDITIONAL INFORMATION


The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Issuer's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Issuer will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

Zero Nox, Inc.
(Issuer)

By:/s/Vonn R. Christenson
(Signature)

Vonn R. Christenson
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Vonn R. Christenson
(Signature)

Vonn R. Christenson
(Name)

Director
(Title)

February 29, 2024
(Date)

/s/ Robert Cruess
(Signature)

Robert Cruess
(Name)

Director
(Title)

February 29, 2024
(Date)

/s/ Kelley Ivancovich
_____
(Signature)

Kelley Ivancovich
_____
(Name)

Director
_____
(Title)

February 29, 2024
_____
(Date)

/s/ Eugene Arthur Cuelho, Jr.
_____
(Signature)

Eugene Arthur Cuelho, Jr.
_____
(Name)

Director
_____
(Title)

February 29, 2024
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

FINANCIAL STATEMENTS

ZeroNox, Inc.
For the Years Ended December 31, 2022 and 2021
With Report of Independent Registered Public Accounting Firm

Zero Nox, Inc.
Table of Contents

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
    of Zero Nox, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Zero Nox, Inc. (a Wyoming corporation) and Subsidiary (collectively, the "Company") as of December 31, 2022 and 2021, and the related consolidated statements of operations, changes in stockholders' equity (deficit) and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph — Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has a working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Novogradac & Company LLP

Novogradac & Company LLP
We have served as the Company's auditor since 2021
Plantation, Florida
April 7, 2023

Zero Nox, Inc.
Consolidated Balance Sheets

| | December 31, | |
	2022	2021
Assets		
Current assets:		
Cash and cash equivalents	$ 493,176	$ 792,066
Accounts receivable, net	2,051,178	574,718
Inventories	1,007,937	1,638,619
Prepaid inventory deposits	1,688,315	1,601,945
Other current assets	14,681	—
Total current assets	5,255,287	4,607,348
Intangible assets	328,800	—
Property and equipment, net	325,741	223,480
Right-of-use assets, net	844,117	974,041
Total assets	$ 6,753,945	$ 5,804,869
Liabilities and Stockholders' Deficit		
Current liabilities:		
Accounts payable	$ 816,667	$ 323,379
Accrued expenses	816,204	256,047
Accrued interest	39,894	—
Accrued interest - related parties	394,014	37,839
Deferred revenue	1,890,098	1,001,817
Lease liability, current	138,418	129,682
Due to related party	9,950	—
Notes payable, current portion	29,172	602,709
Notes payable - related parties	2,098,947	3,464,707
Convertible notes	750,000	—
Convertible note - related party	4,740,000	—
Other current liabilities	325,000	236,072
Total current liabilities	12,048,364	6,052,252
Notes payable, net of current portion	169,752	65,796
Deferred revenue, net of current portion	90,169	66,436
Lease liability, net of current portion	744,450	882,868
Total liabilities	13,052,735	7,067,352
Commitments and contingencies (Note 10)		
Stockholders' Deficit:		
Common stock ($0.0001 par value; 200,000,000 shares authorized; 17,990,792 and 17,812,413 shares issued and outstanding as of December 31, 2022 and 2021, respectively)	1,799	1,781
Additional paid-in capital	6,705,768	3,941,023
Proceeds from shares not issued	101,000	350,000
Accumulated deficit	(13,107,357)	(5,555,287)
Total stockholders' deficit	(6,298,790)	(1,262,483)
Total liabilities and stockholders' deficit	$ 6,753,945	$ 5,804,869

The accompanying notes are an integral part of these audited financial statements.

Zero Nox, Inc.
Consolidated Statements of Operations

| | Year Ended December 31, | |
	2022	**2021**
Product sales	$ 9,679,651	$ 5,997,937
Sales discounts	(96,072)	(263,606)
Total revenue, net	9,583,579	5,734,331
Cost of product sales	7,036,559	4,671,872
Freight and shipping costs	1,772,569	759,514
Gross profit	774,451	302,945
Operating expenses:		
General and administrative	1,304,759	1,037,290
Payroll and related	3,577,504	1,991,616
Sales and marketing	513,193	556,394
Professional fees	1,090,281	494,540
Stock-based compensation	1,201,276	153,206
Depreciation	39,372	40,154
Total operating expenses	7,726,385	4,273,200
Loss from operations	(6,951,934)	(3,970,255)
Other income (expense):		
Related party interest expense	(530,415)	(182,344)
Interest expense	(107,692)	(2,394)
Loss on sale of equipment	(23,029)	—
Other income	88,677	6,379
Other expense	(27,677)	(4,546)
Total other expense, net	(600,136)	(182,905)
Loss before income taxes	(7,552,070)	(4,153,160)
Provision for income taxes	—	—
Net loss	$ (7,552,070)	$ (4,153,160)
Loss per common share:		
Basic and diluted	$ (0.42)	$ (0.24)
Weighted average common shares outstanding:		
Basic and diluted	17,884,606	17,453,970

The accompanying notes are an integral part of these audited financial statements.

Zero Nox, Inc.
Consolidated Statement of Changes in Stockholders' Deficit

	Common Stock		Additional Paid-In Capital	Proceeds from Shares Not Issued	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount				
Balance at January 1, 2021	17,006,875	$ 1,701	$ 1,461,253	$ —	$ (1,402,127)	$ 60,827
Issuance of common stock	805,538	80	2,326,564	—	—	2,326,644
Proceeds from shares not issued	—	—	—	350,000	—	350,000
Stock-based compensation	—	—	153,206	—	—	153,206
Net loss	—	—	—	—	(4,153,160)	(4,153,160)
Balance at December 31, 2021	17,812,413	$ 1,781	$ 3,941,023	$ 350,000	$ (5,555,287)	$ (1,262,483)
Issuance of common stock	178,379	18	1,563,469	(350,000)	—	1,213,487
Proceeds from shares not issued	—	—	—	101,000	—	101,000
Stock-based compensation	—	—	1,201,276	—	—	1,201,276
Net loss	—	—	—	—	(7,552,070)	(7,552,070)
Balance at December 31, 2022	17,990,792	$ 1,799	$ 6,705,768	$ 101,000	$ (13,107,357)	$ (6,298,790)

The accompanying notes are an integral part of these audited financial statements.

Zero Nox, Inc.
Consolidated Statements of Cash Flows

	Year Ended December 31, 2022	Year Ended December 31, 2021
Cash flows from operating activities:		
Net loss	$ (7,552,070)	$ (4,153,160)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	39,372	40,154
Bad debt expense	9,425	—
Amortization of right-of-use asset	129,924	123,152
Stock-based compensation from options	976,276	153,206
Stock-based compensation from warrants	225,000	—
Loss on sale of equipment	23,029	—
Change in operating assets and liabilities:		
Accounts receivable	(1,485,885)	(199,908)
Inventories	630,682	428,109
Prepaid inventory deposits	(86,370)	(1,598,554)
Other current assets	(14,681)	—
Accounts payable	503,288	305,742
Due to related party	9,950	—
Accrued interest	39,894	—
Accrued interest - related parties	455,122	20,971
Deferred revenue	912,014	624,359
Accrued expenses and other current liabilities	407,511	299,488
Lease obligations - operating leases	(129,682)	(98,910)
Net cash used in operating activities	(4,907,201)	(4,055,351)
Cash flows from investing activities:		
Capitalized patent costs	(87,226)	—
Purchases of property and equipment	(65,464)	(219,095)
Proceeds from sale of property and equipment	25,400	—
Net cash used in investing activities	(127,290)	(219,095)
Cash flows from financing activities:		
Proceeds from notes payable - related parties	1,900,000	2,800,000
Proceeds from notes payable	—	598,605
Repayments on notes payable	(604,179)	—
Proceeds from convertible notes	750,000	—
Proceeds from convertible note - related party	5,000,000	—
Repayments on convertible note - related party	(260,000)	—
Repayments on notes payable - related parties	(3,364,707)	(1,607,790)
Proceeds from issuance of common stock	1,213,487	2,326,644
Proceeds from shares not issued	101,000	350,000
Net cash provided by financing activities	4,735,601	4,467,459
Cash and cash equivalents:		
Net change during the year	(298,890)	193,013
Balance, beginning of year	792,066	599,053
Balance, end of year	$ 493,176	$ 792,066
Supplemental disclosure of noncash investing and financing activities:		
Purchases of property and equipment from the proceeds of vehicle loans	$ 134,598	$ —
Issuance of common stock for proceeds received in prior year	$ 350,000	$ —
Capitalized patent costs	$ 241,574	$ —
Capitalized interest on related party loan	$ 98,947	$ —
Trade in value received for vehicle purchase	$ 10,000	$ —
Supplemental disclosures:		
Cash paid for income taxes	$ —	$ —
Interest paid in cash	$ 117,750	$ 163,767

The accompanying notes are an integral part of these audited financial statements.

Note 1. Organization and Principal Activities

Zero Nox, Inc., (the "Parent"), was incorporated in the state of Wyoming on October 23, 2017. The Parent, together with its wholly-owned subsidiary, Zero Nox, Inc., a California corporation, (the "Subsidiary"), collectively, (the "Company"), is an organization specializing in the development and commercialization of electric powertrain technology and its integration into electric vehicles. The Company's comprehensive portfolio provides domestic and international clients with products and services to build, improve, and power electric off-highway vehicles. The Company's products include electric utility terrain vehicles, transport shuttles, forklifts, lithium iron phosphate battery upgrades for existing electric fleets and electric vehicle conversion kits for internal combustion engine fleets. The Company partners with overseas manufacturers to produce electric vehicles and complete final assembly and quality control testing in the United States. The Company's services include maintenance of sold products and working with original equipment manufacturers ("OEMs") in their transition to electric by partnering with their manufacturing teams to design and provide the electric powertrain solutions needed to support their execution in bringing electric vehicles to market.

Note 2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Principals of Consolidation

These consolidated financial statements include the accounts of the Parent and Subsidiary. Intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates in the preparation of the consolidated financial statements principally include assessing the collectability of accounts receivable, inventory obsolescence, useful lives and potential impairment of long-lived assets, allowance for warranty reserves and the valuation allowance on deferred tax assets. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary.

Going Concern

As of December 31, 2022, the Company had $493,176 in cash and cash equivalents. The Company has incurred losses and negative cash flows from operations since inception and has a stockholders' deficit of $6,298,790 at December 31, 2022. The Company has funded its activities primarily through equity and debt financing and expects to continue to incur net losses and use cash in operations for the foreseeable future and may never become profitable. These conditions raise substantial doubt about the Company's ability to continue as a going concern for the twelve months following the issuance of these consolidated financial statements. In efforts to address this uncertainty, the Company has entered into promissory notes with various investors in January and February 2023 to raise $860,000 (see Note 13). However, the Company is dependent on its ability to raise additional funding through equity and/or debt financing to continue operations for the twelve months following the issuance of these consolidated financial statements. The Company cannot make any assurances that additional financing will be available to it and, if available, on acceptable terms or at all. As such, management believes substantial doubt exists as to the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Cash and Cash Equivalents

Cash consists of amounts held in financial institutions and consists of immediately available fund balances. The funds are maintained at stable financial institutions, generally at amounts in excess of federally insured limits. The Company considers all short-term investments purchased with an original maturity of three months or less to be cash equivalents. While cash held by financial institutions may at times exceed federally insured limits, the Company believes that no material credit or market risk exposure exists due to the high quality of the institutions. The Company has not experienced any losses on such accounts. At December 31, 2022, the Company's uninsured cash balance was $191,535.

Accounts Receivable, net

Accounts receivable are uncollateralized customer obligations due under normal trade terms. The carrying amount of accounts receivable is reduced by an allowance that reflects management's best estimate of amounts that will not be collected and for product returns. Management individually reviews all accounts receivable balances and based on assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. Management additionally records an allowance for product returns based on specific terms and conditions included in the customer agreements or based on historical experience and expectations of future returns. As of both December 31, 2022 and 2021, the Company has recorded an aggregate allowance for uncollectible accounts and product returns of $80,000.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the first in, first out method. The Company reviews inventory for obsolete or slow-moving items and writes down such inventory to its net realizable value. During 2022 and 2021, there were nominal write-downs to inventory. Beginning in 2021, freight costs related to inventory acquired are capitalized into the cost of inventory. Inventories, which primarily include unassembled and assembled finished goods as well as spare parts stock, amounted to $1,007,937 and $1,638,619 as of December 31, 2022 and 2021, respectively. Also included in inventory were capitalized freight costs of $144,504, and $308,918, for the years ended December 31, 2022 and 2021, respectively.

Property and Equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using a straight-line method with an allowance for estimated residual values. Rates are determined based on the estimated useful lives of the assets as follows:

Asset Category	Depreciable Life
Warehouse equipment	5 years
Fleet vehicles	5 years

Depreciation commences in the month the asset is placed in service. Major renewals and improvements are capitalized, while repairs and maintenance are expensed as incurred. Upon the sale or retirement of property and equipment, the cost and related accumulated depreciation are eliminated from the respective accounts and the resulting gain or loss is reflected in the accompanying consolidated statements of operations.

Intangible Assets

The Company accounts for patents in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-30, *General Intangibles Other than Goodwill*. The Company capitalizes patent costs representing legal fees associated with filing patent applications and amortizes them on a straight-line basis. The Company is in the process of evaluating our patents' estimated useful life and will begin amortizing the patents when they are brought to the market or otherwise commercialized. As of December 31, 2022, the Company capitalized $328,800 which was included within intangible assets on the consolidated balance sheets.

Impairment of Long-Lived Assets

The Company evaluates its long lived assets for indicators of impairment. If there are indicators of impairment and we determine that the asset is not recoverable from future undiscounted cash flows to be received through the asset's remaining life (or, if earlier, the expected disposal date), we record an impairment charge to the extent the carrying amount exceeds the asset's estimated fair value or net proceeds from expected disposal.

There were no indicators of impairment to the Company's long-lived assets and no impairment charges were recorded during 2022 or 2021.

Income Taxes

The Company accounts for income taxes using FASB ASC Topic 740, *Income Taxes*. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized to reduce the net deferred tax assets to amounts that are more likely than not to be realized.

The Company follows the guidance on accounting for uncertainty in income taxes. In accordance with this guidance, interest costs and related penalties would be calculated, if applicable, related to unrecognized tax benefits. Any interest recorded would be included in interest expense and any penalties recorded would be included in income tax expense. As of December 31, 2022 and 2021, no liability for unrecognized tax benefits was required to be recorded.

Fair Value Measurements

The Company applies ASC 820, *Fair Value Measurement* ("ASC 820"), which establishes a framework for measuring fair value and clarifies the definition of fair value within that framework. ASC 820 defines fair value as an exit price, which is the price that would be received for an asset or paid to transfer a liability in the Company's principal or most advantageous market in an orderly transaction between market participants on the measurement date. The fair value hierarchy established in ASC 820 generally requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs reflect the assumptions that market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the entity's own assumptions based on market data and the entity's judgments about the assumptions that market participants would use in pricing the asset or liability and are to be developed based on the best information available in the circumstances.

The valuation hierarchy is composed of three levels. The classification within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement. The levels within the valuation hierarchy are described below:

> Level 1 - Assets and liabilities with unadjusted, quoted prices listed on active market exchanges. Inputs to the fair value measurement are observable inputs, such as quoted prices in active markets for identical assets or liabilities.

> Level 2 - Inputs to the fair value measurement are determined using prices for recently traded assets and liabilities with similar underlying terms, as well as direct or indirect observable inputs, such as interest rates and yield curves that are observable at commonly quoted intervals.

> Level 3 - Inputs to the fair value measurement are unobservable inputs, such as estimates, assumptions, and valuation techniques when little or no market data exists for the assets or liabilities.

The carrying amounts reflected in the consolidated balance sheets for cash and cash equivalents, accounts receivable, inventory, prepaid expenses and other current assets, accounts payable, accrued expenses, and due to related party approximate fair value due to their short-term nature. As of December 31, 2022 and 2021, the carrying amounts of the Company's notes payable and notes payable - related parties approximated its fair value, as the obligation bears interest at rates currently available for debt with similar maturities and collateral requirements.

As of December 31, 2022, the carrying amounts of the Company's convertible notes approximated their fair value, as the convertible notes were issued in transactions deemed to be arm's length at an agreed-upon price between the Company and the note holders. Certain assets and liabilities of the Company are required to be recorded at fair value either on a recurring or non-recurring basis. Fair value is determined based on the price that would be received for an asset or paid to transfer a liability in an orderly transaction based on market participants.

Revenue Recognition

The Company applies the following five-step model in accordance with ASC 606, *Revenue from Contracts with Customers*, in order to determine the revenue (i) identification of the promised goods or services in the contracts; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company has only one operating and reporting segment, which generates revenue from selling electric vehicles (i.e., utility terrain vehicles, transport shuttles, forklifts), lithium iron phosphate battery upgrades, electric vehicle conversion kits and from arrangements with OEMs to assist in the design and electric powertrain solutions needed to support their execution in bringing electric vehicles to the market.

Revenue is recognized when obligations under the terms of a contract with the Company's customer are satisfied which occurs with the transfer of control of the Company's products. This occurs either upon shipment or delivery of finished goods, depending on whether the contract is Free on Board ("FOB") destination, or, in other situations such as consignment arrangements, when products are shipped to dealership locations under contractual line of credit agreements, when the customer has accepted the product.

Each customer purchase order or quote sets forth the transaction price for the products and services purchased under the arrangement. For contracts with multiple performance obligations, we evaluate whether the stated selling prices for the products or services represent their standalone selling prices. When it is necessary to allocate the transaction price to multiple performance obligations (i.e., for customized solutions unique to a customer's specifications), management typically uses the expected cost plus a reasonable profit margin to estimate the standalone selling price of each product or service. For standard products and services with observable sales transactions, the observable sales transactions are used to determine the standalone selling price.

To the extent that the transaction price includes variable consideration, such as volume discounts and customer payment penalties, the Company estimates the amount of variable consideration that should be included in the transaction price utilizing the most likely amount method. Variable consideration is included in the transaction price if, in the Company's judgment, it is probable that a significant future reversal of cumulative revenue under the contract will not occur. Estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of the Company's anticipated performance and all information (historical, current and forecasted) that is reasonably available.

Generally full payments are due upon fulfillment of contractual obligations. In certain cases, promissory notes are extended for up to 90 days. Select dealership locations may be offered an in-house line of credit within which electric vehicles can be borrowed against. In such instances, if a vehicle balance is not paid for within six months, interest will begin to accrue monthly. Shipping costs are included in cost of sales in the accompanying consolidated statements of operations, net of freight charges billed to customers.

Warranty Costs

Customers are provided with a manufacturer warranty that assures that the products meet standard specifications and are free of defects. The Company allows customers to purchase an extended warranty. The extended warranty purchased only applies to batteries. Warranty reserves, under the extended warranty programs, are recorded based on open claims and historical experience, which have not been significant. As of December 31, 2022 and 2021, the Company's warranty reserve amounted to $325,000 and $175,000, respectively, and are included in other current liabilities in the accompanying consolidated balance sheets. Warranty costs were $152,609 and $100,000 for the years ended December 31, 2022 and 2021, respectively, and are included in costs of goods sold in the accompanying consolidated statements of operations.

Deferred Revenue

Payments received in advance from customers against future product sales, multiple element arrangements and extended warranties are recorded as a current or non-current deferred revenue liability based on the time from the consolidated balance sheets date to the future date of revenue recognition. As of December 31, 2022 and 2021, deferred revenue included advances from customers of $1,852,327 and $974,639, respectively, extended warranty costs of $37,771 and $27,178, respectively.

The deferred revenue activity for the years ended December 31, 2022 and 2021 was as follows:

	December 31,			
	2022		**2021**	
Beginning balance	$	1,068,253	$	443,894
Additions to deferred revenue during period		7,358,405		1,031,889
Deferred revenue recognized during period		(6,446,391)		(407,530)
Ending Balance	$	1,980,267	$	1,068,253

Leases

The Company determines if an arrangement is a lease at inception and classifies its leases at commencement. Operating leases are presented as right-of-use ("ROU") assets and the corresponding lease liabilities are included in lease liability, current and lease liability, net on the Company's consolidated balance sheets. ROU assets represent the Company's right to use an underlying asset, and lease liabilities represent the Company's obligation for lease payments in exchange for the ability to use the asset for the duration of the lease term.

The Company has a long-term lease for warehouse/executive office space, which the Company has concluded to be an operating lease. Operating lease assets and liabilities are recognized as of the lease commencement date. Operating lease liabilities represent the present value of lease payments not yet paid. ROU assets represent the Company's right to use an underlying asset and are based upon the operating lease liabilities adjusted for prepayments or deferred lease payments, initial direct costs, lease incentives, and impairment of operating lease assets as applicable. To determine the present value of the lease payments not yet paid, the Company used the incremental secured borrowing rate for an existing secured loan corresponding to the maturities of the lease. The lease term may include options to extend when it is reasonably certain that the Company will exercise that option. The Company recognizes operating lease expense on a straight-line basis over the lease term.

The Company has elected to exclude short-term leases having initial terms of 12 months or less.

Stock-based Compensation

The Company grants its employees, officers, directors, and consultants and advisors to the Company stock-based compensation awards under the 2017 Stock Option/Stock Issuance Plan (the "Plan"). The Company measures the cost of all stock-based transactions at fair value at the grant date and recognizes the associated stock-based compensation expense on a straight-line basis over the requisite service period, which is generally the option vesting period, in accordance with ASC 718, *Stock-Compensation*. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options, and the assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. The Company has made an accounting policy election to account for forfeitures of awards as they occur and reverse previously unrecognized compensation cost for portions of the award that are unvested at the time of forfeiture.

Distinguishing Liabilities from Equity

The Company applies ASC Topic 480, *Distinguishing Liabilities from Equity ("ASC Topic 480")*, and ASC 815-40, *Derivatives and Hedging: Contracts in Entity's own Equity* ("ASC815-40"), to classify certain redeemable and/or convertible instruments. The Company first determines whether a financial instrument should be classified as a liability. The Company will determine the liability classification if the financial instrument is mandatorily redeemable, or if the financial instrument, other than outstanding shares, embodies a conditional obligation that the Company must or may settle by issuing a variable number of its equity shares.

Once the Company determines that a financial instrument should not be classified as a liability, the Company determines whether the financial instrument should be presented between the liability section and the equity section of the consolidated balance sheet ("temporary equity"). The Company will determine temporary equity classification if the redemption of the financial instrument is outside the control of the Company (i.e., at the option of the holder). Otherwise, the Company accounts for the financial instrument as permanent equity.

Initial Measurement

The Company records its financial instruments classified as liability, temporary equity, or permanent equity at issuance at fair value or cash received.

Subsequent Measurement - Financial Instruments classified as liabilities

The Company records the fair value of its financial instruments classified as liabilities at each subsequent measurement date. The changes in fair value of its financial instruments classified as liabilities are recorded as other expense/income.

Advertising

Advertising costs are expensed as incurred. Advertising costs were $293,756 and $469,982 for the years ended December 31, 2022 and 2021, respectively, which are included in selling, general, and administrative expenses on the consolidated statements of operations.

Loss per Common Share

In accordance with the provisions of ASC 260, *"Earnings Per Share",* net loss per common share is computed by dividing net loss by the weighted-average shares of common stock outstanding during the period. During a loss period, the effect of the potential exercise of stock options and convertible notes are not considered in the diluted loss per common share calculation since the effect would be anti-dilutive. The results of operations were a net loss for the years ended December 31, 2022 and 2021. Therefore, the basic and diluted weighted-average shares of common stock outstanding were the same for all years. The anti-dilutive shares of common stock outstanding for the years ended December 31, 2022 and 2021 were as follows:

	Year Ended December 31,	
	2022	**2021**
Potentially dilutive securities:		
Convertible notes	549,000	—
Outstanding stock options	1,598,850	1,124,750

The following table reflects the calculation of basic and diluted net loss per ordinary share (in dollars, except per share amounts):

| | Year Ended December 31, | |
	2022	2021
Numerator:		
Net loss - basic and diluted	$ (7,552,070)	$ (4,153,160)
Denominator:		
Weighted average common shares - basic and diluted	17,884,606	17,453,970
Basic and diluted loss per share	$ (0.42)	$ (0.24)

Reclassification

Certain amounts in the Company's December 31, 2021 consolidated financial statements have been reclassified to conform to the consolidated financial statements for the year ended December 31, 2022. The Company has chosen to reclassify related party notes payable from "Due to related parties" to "Notes payable - related parties", "Accrued interest - related parties" within "Accrued interest", and noncurrent portion of deferred revenue within "Deferred revenue" to "Deferred revenue, net of current portion" for the year ended December 31, 2021. The Company has also chosen to classify "Related party interest expense" within "interest expense" for the year ended December 31, 2021. Such reclassification had no effect on the previously reported financial position, net loss or cash flows.

Recent Accounting Pronouncements

Accounting Pronouncements Recently Adopted

In December 2019, the FASB issued Accounting Standards Update ("ASU") No. 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes* ("ASU 2019-12"). The purpose of ASU 2019-12 is to continue the FASB's Simplification Initiative to reduce complexity in accounting standards. The amendments in ASU 2019-12 simplify the accounting for income taxes by removing certain exceptions related to the incremental approach for intraperiod tax allocation, the requirement to recognize or derecognize deferred tax liabilities related to equity method investments that are also foreign subsidiaries, and the methodology for calculating income taxes in an interim period. In addition to removing these exceptions, ASU 2019-12 also clarifies and simplifies other aspects of the accounting for income taxes. ASU 2019-12 is effective for annual periods beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. On January 1, 2022, the Company adopted ASU 2019-12. There was no material impact on its financial position, results of operations, or cash flows as a result of the adoption.

In August 2020, the FASB issued ASU 2020-06, *Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity*, which simplifies the accounting for convertible instruments by removing certain separation models in Subtopic 470-20, Debt—Debt with Conversion and Other Options, for convertible instruments and also increases information transparency by making disclosure amendments. The standard is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. On January 1, 2022, the Company adopted ASU 2020-06. There was no material impact on its financial position, results of operations, or cash flows as a result of the adoption.

Accounting Pronouncements Not Yet Adopted

In June 2016, the FASB issued ASU No. 2016-13, *Accounting for Credit Losses (Topic 326)*, which requires the use of an "expected loss" model on certain types of financial instruments. The standard also amends the impairment model for available-for-sale debt securities and requires estimated credit losses to be recorded as allowances instead of reductions to amortized cost of the securities. Update No. 2016-13 is effective for annual periods beginning after December 15, 2022, including interim periods within those annual periods. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact the standard will have on its consolidated financial statements.

Note 3. Property and Equipment, net

Property and equipment, net consisted of the following:

| | December 31, | |
	2022	2021
Warehouse equipment	$ 81,755	$ 40,590
Fleet vehicles	320,203	246,225
	401,958	286,815
Accumulated depreciation	(76,217)	(63,335)
Property and equipment, net	$ 325,741	$ 223,480

Depreciation expense relating to property and equipment was $39,372 and $40,154 years ended December 31, 2022 and 2021, respectively.

Note 4 - Borrowing Arrangements

EID Loan

On June 9, 2020, the Company obtained a COVID-19 Economic Injury Disaster Loan ("EID Loan") from the U.S. Small Business Administration ("SBA"), in the amount of $70,000. The loan is secured by the Company's assets, bears interest at a rate of 3.75% per annum, and matures on June 10, 2050. Commencing on June 9, 2021, principal and interest installment payments of $342 are due monthly. All payments during 2021 and 2022 were applied to accrued interest. The outstanding principal balance as of December 31, 2022 and 2021, was $69,900, for both years. Interest expense for the years ended December 31, 2022 and 2021 was $2,621 and $2,394, respectively. As of December 31, 2022, accrued interest was $59. There was no accrued interest outstanding as of December 31, 2021.

North Star Leasing Loan

On December 23, 2021, the Company entered an "Equipment Financing Agreement" with North Star Leasing, a division of Peoples Bank, for a loan in the amount of $720,000 with a $121,395 advance payment obligation due by the Company upon execution. The Loan is secured by the financed inventory and carries an implied interest rate of 17.77%. Commencing on February 10, 2022, periodic payments of $60,000 were due monthly until paid in full. The Loan matured in December 2022 and was repaid in full. Interest expense for the year ended December 31, 2022 was $61,395. The outstanding principal balance as of December 31, 2021 was $598,605.

Vehicle Loans

On August 3, 2022, the Company financed the purchase of a 2022 Ford F-250 to be used for operations. $72,708 of the total purchase price was financed with Ford Credit for a term of 60 months at an annual percentage of 5.69%. Monthly payments of $1,399 commenced on August 15, 2022. Interest expense in the consolidated statement of operations related to this loan for the year ended December 31, 2022 was $2,028. As of December 31, 2022, the principal balance of the note payable was $67,744.

On November 14, 2022, the Company entered into an agreement with an employee to purchase a 2018 Ford F-150 to be used for operations. As a result, the Company took over the vehicle loan that had a remaining principal balance of $19,970 on the date of the agreement, with 34 months remaining on the term at an annual percentage of 2.25%. Monthly payments of $650 commenced on December 13, 2022. Interest expense in the consolidated statement of operations related to this loan for the year ended December 31, 2022 was $40. As of December 31, 2022, the principal balance of the note payable was $19,360.

On December 23, 2022, the Company financed the purchase of a 2021 Chevrolet Silverado to be used for operations. The Company financed $41,920 of the total purchase price with Tucoemas Federal Credit Union ("TCFU") for a term of 72 months at an annual percentage of 4.66%. Monthly payments of $683 commence on February 6, 2023. Interest expense in the consolidated statement of operations related to this loan for the year ended December 31, 2022 was $1,632. As of December 31, 2022, the principal balance of the note payable was $41,920.

Convertible Notes

From March 31, 2022 through May 26, 2022, the Company issued convertible notes (each a "Convertible Note" and collectively the "Convertible Notes") to various investors (each a "Holder" and collectively the "Holders") to raise an aggregate amount of $750,000. The Convertible Notes bear simple interest at a rate of 8.0% per annum (the "Applicable Rate") and have a maturity date that is 18 months after the issuance of the Convertible Note. The Convertible Notes can be prepaid at any time, without penalty and without the applicable Holder's consent, on or after the date that is one year after the date the Convertible Note is issued. The Convertible Notes represent a general unsecured obligation of the Company. On or before the date that is one year after the date the Convertible Notes are issued, the Holder may convert the Convertible Note to shares of common stock ("Conversion Stock") at a price of $10 per share. If the Holder exercises this conversion right, no interest will be owed and only the principal amount will be used to determine the amount of Conversion Stock to be issued. If the Holder does not exercise this conversion right after one year of the issuance date, then the interest at the Applicable Rate shall be owed on any unpaid balance of the Convertible Note calculated from the issuance date until the principal and any accrued fees, expenses, and interest are paid in full ("Contingent Interest Feature"). Additionally, the Convertible Notes are immediately due and payable upon a default event. As of December 31, 2022, the principal balance of the Convertible Notes was $750,000.

Interest expense related to the Convertible Notes described above was $39,976 for the year ended December 31, 2022. Interest payable totaled $39,835 as of December 31, 2022.

The Company evaluated the terms of the Convertible Notes and determined that the Contingent Interest Feature meets the definition of an embedded derivative that is required to be bifurcated from the host instrument and measured at fair value, as the contingent event that triggers the feature is not based on creditworthiness and the feature is not clearly and closely related to the host instrument. However, management determined that the likelihood of the Holder exercising the Contingent Interest Feature is remote, and therefore concluded that the value of the derivative is nominal.

As of December 31, 2022. future principal payments as required under the borrowing arrangements are as follows:

2023	$	779,172
2024		30,651
2025		29,439
2026		26,113
2027		20,640
Thereafter		62,909
	$	948,924

Note 5. Related Party Arrangements

Due to Premier Trailer

On August 9, 2020, the Company entered into an agreement with Premier Trailer Manufacturing, Inc. ("Premier Trailer"), an affiliate of the Company, for advanced funds in the amount of $2,442,497. Advances are unsecured, bear interest at 9% per annum and are due on demand. Commencing on August 9, 2020, interest-only payments are due monthly. On May 5, 2022, the loan was repaid in full. The outstanding principal balance as of December 31, 2021 was $1,064,707. Interest expense for the years ended December 31, 2022 and 2021 was $56,225 and $132,277, respectively. As of December 31, 2022, accrued interest was $11,832.

On August 17, 2021, the Company obtained a short-term bridge loan from Premier Trailer in the amount of $500,000. The loan is unsecured, bears interest at 9% per annum, and no payments are required to be made until the maturity date of January 15, 2022. The unpaid principal after the maturity date shall continue to accrue interest at 9% per annum, until paid. On May 5, 2022, the loan was repaid in full. Interest expense for the year ended December 31, 2022 was $15,616. There was no interest expense incurred for the year ended December 31, 2021. There was no accrued interest as of December 31, 2022 and 2021. The outstanding principal balance as of December 31, 2021 was $500,000.

On December 22, 2021, the Company obtained a short-term bridge loan from Premier Trailer in the amount of $400,000. The loan is unsecured, bears no interest, and no payments are required to be made until the maturity date of January 31, 2022. The unpaid principal after the maturity date shall accrue interest at 10% per annum until paid. The loan was repaid in full on January 31, 2022. There was no interest expense for the years ended December 31, 2022 and 2021. The outstanding principal balance as of December 31, 2021 was $400,000.

Related Party Convertible Note

On March 11, 2022, the Company entered into a convertible promissory note agreement with an accredited investor (the "Holder") to raise an aggregate amount of $5,000,000 (the "Related Party Convertible Note"). The Related Party Convertible Note bears simple interest at a rate of 8.0% per annum (the "Applicable Rate") and matures on the date that is 18 months after the issuance of the Related Party Convertible Note. The Related Party Convertible Note can be prepaid at any time, without penalty and without the applicable Holder's consent, on or after the date that is one year after the date the Related Party Convertible Note is issued. The Related Party Convertible Note represents a general unsecured obligation of the Company. On or before the date that is one year after the date the Related Party Convertible Note is issued, the Holder may convert the Related Party Convertible Note to shares of the Company's common stock ("Conversion Stock") at a price of $10 per share. If the Holder exercises this conversion right, no interest will be owed and only the principal amount will be used to determine the amount of Conversion Stock to be issued. If the Holder does not exercise this conversion right after one year of the issuance date, then interest accrued shall be owed on any unpaid balance of the Related Party Convertible Note calculated from the issuance date until the principal and any accrued fees, expenses, and interest are paid in full ("Contingent Interest Feature").

Additionally, the Related Party Convertible Note is immediately due and payable upon a default event. As of December 31, 2022, the principal balance of the Related Party Convertible Note was $4,740,000.

Interest expense related to the Related Party Convertible Note described above was $315,595. Accrued interest totaled $315,595 as of December 31, 2022.

The Company evaluated the terms of the Related Party Convertible Note and determined that the Contingent Interest Feature meets the definition of an embedded derivative that is required to be bifurcated from the host instrument and measured at fair value, as the contingent event that triggers the feature is not based on creditworthiness and the feature is not clearly and closely related to the host instrument. However, management determined that the likelihood of the Holder exercising the Contingent Interest Feature is remote, and therefore concluded that the value of the derivative is nominal.

Due to Central Valley Farms

On June 3, 2021, the Company obtained a short-term bridge loan from Central Valley Farms, LP ("CVF") in the amount of $300,000. The loan is unsecured, bears interest at a rate of 9% per annum and had a maturity date on August 2, 2021. Commencing on June 3, 2021, principal and interest installment payments are due monthly until paid. On December 3, 2021, the loan was repaid in full. Interest expense for the year ended December 31, 2021 was $11,762. There was no accrued interest owed as of December 31, 2021.

On August 30, 2021, the Company obtained a short-term bridge loan from CVF in the amount of $1,500,000. Commencing on August 30, 2021, interest on the unpaid principal balance will compound monthly at a rate of 6% per annum. On January 1, 2022, the loan amount was amended to whereby the accrued interest of $37,839 was included within the principal balance, increasing the principal balance to $1,537,839, and increasing the interest rate to 8% per annum. On September 27, 2022, the loan was subsequently amended to whereby the accrued interest of $61,008 was included within the principal balance, increasing the principal balance to $1,598,847. On January 1, 2023, the loan was further amended to whereby the accrued interest of $63,299 was included within the principal balance, increasing the principal balance to $1,662,246 and extending the maturity date to April 1, 2023. On April 1, 2023, the loan was further amended to extend the maturity date to June 1, 2023, and the Company shall be obligated to issue 2,000 shares of common stock to CVF if the loan is not paid in full by the maturity date (see Note 13). The loan is unsecured, and no payments were required to be made until June 1, 2023. The outstanding principal balance as of December 31, 2022 and 2021, was $1,598,947 and $1,500,000, respectively. Interest expense for the years ended December 31, 2022 and 2021 was $124,409 and $37,839, respectively. As of December 31, 2022 and 2021, accrued interest was $63,299 and $37,839, respectively.

On January 17, 2022, the Company obtained a short-term bridge loan from CVF in the amount of $1,000,000. Commencing on January 17, 2022, interest on the unpaid principal balance will compound monthly at a rate of 8% per annum, compounded monthly. The loan is unsecured, and no payments are required to be made until the maturity date of March 17, 2022. The unpaid principal after the maturity date will accrue interest at 12% per annum until paid. The loan was repaid in full on March 24, 2022. Interest expense for the year ended December 31, 2022 was $13,488.

On September 27, 2022, the Company obtained a short-term bridge loan from CVF in the amount of $400,000. Commencing on September 27, 2022, interest on the unpaid principal balance compounded monthly at a rate of 8% per annum. The loan is unsecured, and no payments were required to be made until the maturity date of October 11, 2022. The unpaid principal after the maturity date will accrue interest at 18% per annum until paid. The loan was repaid in full on October 10, 2022. Interest expense for the year ended December 31, 2022 was $1,580.

On December 1, 2022, the Company obtained a short-term bridge loan from CVF in the amount of $500,000. Commencing on December 1, 2022, interest on the unpaid principal balance compounded monthly at a rate of 8% per annum. On April 1, 2023, the loan was amended to extend the maturity date to June 1, 2023, and the Company shall be obligated to issue 650 shares of common stock to CVF if the loan is not paid in full by the maturity date (see Note 13). The loan is unsecured, and no payments are required to be made until the maturity date of June 1, 2023. As of December 31, 2022, the outstanding principal balance was $500,000. Interest expense for the year ended December 31, 2022 was $3,288. Accrued interest as of December 31, 2022 was $3,288.

Due to Officers

On December 1, 2021, the Company obtained a short-term bridge loan from Vonn Christenson, Chief Executive Officer of Zero Nox, Inc. ("Christenson"), in the amount of $100,000. Commencing on December 1, 2021, interest on the unpaid principal balance compounded monthly at a rate of 5% per annum. The loan is unsecured, and no payments were required to be made until the maturity date of January 1, 2022. The unpaid principal after the maturity date accrued interest at 18% per annum until paid. The loan was repaid in full on December 29, 2021. For the year ended December 31, 2021, interest expense of $466 was incurred and paid.

On February 15, 2022, the Company obtained a short-term bridge loan from Christenson, in the amount of $65,000. Commencing on February 15, 2022, interest on the unpaid principal balance compounded monthly at a rate of 5% per annum. The loan is unsecured, and no payments were required to be made until the maturity date of March 15, 2022. The unpaid principal after the maturity date shall accrue interest at 18% per annum until paid. On March 11, 2022, the loan was repaid in full. For the year ended December 31, 2022 interest expense of $214 was incurred and paid.

Note 6. Accrued Expenses

Accrued expenses consisted of the following:

	December 31,			
	2022		**2021**	
Payroll	$	80,780	$	10,331
Credit cards		40,094		103,682
Professional fees		369,750		—
Other		325,580		142,034
Total	$	816,204	$	256,047

Note 7. Equity and Stock-Based Compensation

The Company has a stock option plan, which provides for the grant of shares of stock options to its employees, officers, directors, and consultants and advisors to the Company. Under the Plan, the number of shares available to be granted was 2,000,000 as of both December 31, 2022 and 2021. The option exercise price may not be less than the underlying stock's fair market value at the date of the grant and the options have a term of up to five years.

The following table summarizes assumptions used to compute the fair value of options granted:

	December 31,			
	2022		**2021**	
Stock price	$	10.00	$	3.00-10.00
Exercise price	$	10.00	$	3.00-10.00
Expected volatility		27.19%		27.74%
Expected term (in years)		5.00		5.00
Risk-free interest rate		1.37 - 4.15%		0.72 - 1.25%

A summary of stock option activity under the Plan is as follows:

	Shares Underlying Options	Weighted Average Exercise Price		Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value	
Outstanding at January 1, 2021	585,000	$	1.00	0.18	$	—
Granted	539,750		6.47	1.70		—
Outstanding at December 31,	1,124,750	$	3.62	3.13	$	1,620,000
Granted	740,450		9.88	4.13		—
Forfeited	(266,350)		9.86	—		—
Outstanding at December 31,	1,598,850	$	5.48	3.23	$	7,225,000
Exercisable at December 31, 2022	748,250	$	3.20	2.78	$	—

The weighted-average grant-date fair value per option granted during the years ended December 31, 2022 and 2021 was $2.74 and $1.70, respectively. As of December 31, 2022, $1,223,070 of unrecognized compensation expense related to non-vested awards is expected to be recognized over the weighted average period of 2.65 years. The aggregate intrinsic value is calculated as the difference between fair value of the Company's stock price and the exercise price of the options. As of December 31, 2022, 401,150 stock options remain available to be awarded under the Plan.

For the years ended December 31, 2022 and 2021, the Company recognized stock-based compensation expense of $976,276 and $153,206, respectively, which is reported on the accompanying consolidated statements of operations and changes in stockholders' deficit.

For the year ended December 31, 2022, the Company recognized stock based compensation expense of $225,000 for the issuance of warrants to a Company employee. There was no stock-based compensation for the issuance of warrants for the year ended December 31, 2021. The related stock-based compensation expense is reported on the accompanying consolidated statements of operations and changes in stockholders' deficit.

Note 8. Income Taxes

The components of the provision for income taxes for the years ended December 31, 2022 and 2021 are as follows:

| | Year Ended December 31, | |
	2022	2021
Current provision:		
Federal	$ —	$ —
State	—	—
Total current provision	$ —	$ —
Deferred provision:		
Federal	$ —	$ —
State	—	—
Total deferred provision	—	—
Total provision for income taxes	$ —	$ —

The differences between the expected income tax expense at the federal statutory rate of 21 percent and the actual income tax expense are reconciled as follows:

| | December 31, | |
	2022	2021
Income tax at statutory rate	$ (1,585,935)	$ (872,164)
Permanent items	—	1,696
State income taxes	(527,406)	(289,475)
Other	(18,128)	—
Valuation allowance	2,131,469	1,159,943
	$ —	$ —

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. In assessing the realizability of deferred tax assets, Management evaluates whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on Management's evaluation, the net deferred tax asset was offset by a full valuation allowance as of December 31, 2022 and 2021. The Company's deferred tax asset valuation allowance will be reversed if and when the Company generates sufficient taxable income in the future to utilize the tax benefits of the related deferred tax assets.

The tax effects of temporary differences that give rise to significant portion of the deferred tax assets and tax liabilities are as follows:

	Year Ended December 31,			
	2022		**2021**	
Deferred tax assets:				
Net operating loss	$	3,216,325	$	1,372,501
Depreciation		—		2,238
Lease liability		247,058		283,348
Stock compensation		326,475		53,278
Reserves		113,334		71,358
Other		77,406		12,481
		3,980,598		1,795,204
Deferred tax liabilities				
Right of use asset		236,214		272,572
Depreciation		90,283		—
		326,497		272,572
		3,654,101		1,522,632
Less: valuation allowance		(3,654,101)		(1,522,632)
Net deferred tax asset	$	—	$	—

At December 31, 2022, the Company had federal and state net operating loss carryforwards of approximately $11,556,000 and $11,306,000, respectively. The federal net operating loss carryforwards have no expiration date. The state net operating loss carryforwards expire at varying dates through December 31, 2042.

Pursuant to Section 382 of the Internal Revenue Code, the utilization of net operating loss carryforwards may be limited as a result of a cumulative change in stock ownership of more than 50% over a three-year period. The Company has not determined whether such a change has occurred and accordingly, the utilization of the net operating loss carryforwards may be subject to certain limitations.

Note 9. Stockholders' Deficit

Common Stock

The Company has one series of common stock authorized, issued and outstanding as of December 31, 2022 and 2021. The holders of common stock are entitled to one vote per share and, with respect to such vote, will have full voting rights and powers.

The Company has authorized 200,000,000 shares of Common Stock with a par value of $0.0001. The Company has issued and outstanding 17,990,792 and 17,812,413 shares of Common Stock as of December 31, 2022 and 2021, respectively.

Private Placement Offering Memorandum

Effective February 1, 2022, the Company executed a Private Placement Offering Memorandum ("PPM"), for a sale of up to 1,500,000 shares of the Company's common stock at an offering price of $10 per share. As of December 31, 2022, the Company had issued 112,680 shares of common stock and raised $1,126,800 of cash under this PPM.

Note 10 - Commitments and Contingencies

Leases

The Company currently leases approximately 42,000 square feet of warehouse and executive office space at 1343 S. Main Street, Porterville, California 93257 under a 36-month long-term operating lease agreement that commenced on August 1, 2020 and expires on August 31, 2023. The Company has the option to extend the term of the lease for two five-year terms as well as an option to purchase the leased building, the land, and three adjacent parcels for $2,700,000. For purposes of calculating the right-of-use asset and liability related to this lease, management has used the assumption that the Company will execute its option to extend the lease for the initial five-year term. The base rent payments do not include the Company's proportionate share of any operating expenses, including real estate taxes.

The lease requires fixed monthly payments (inclusive of the charge for taxes and insurance) of $13,000 for year 1, $15,000 for year 2 and $17,000 for year 3 ("Original lease term"). Thereafter, beginning on August 1, 2023 ("inception of the 1st extension date"), rent will be $14,000 per month, with a 3.0% increase per year (the date of the first increase would be August 1, 2024), plus the charge for insurance and taxes. The lease contract does not include any lease incentive for tenant improvements.

The Company can defer the payment of the total cumulative balance of the monthly base rent up to certain annual amounts as specified therein, for a period of three years. Any deferred portion of the base rent shall bear interest at 6% per annum until paid in full. Under the event of default or if the Company fails to pay the deferred portion of rent by the end of each 12-month period, the lease agreement requires the Company to deliver to the landlord shares of the Company common stock that equates to the deferred rent outstanding. As of December 31, 2022 and 2021, the Company had not issued any common stock in place of rent payments.

As of December 31, 2022, the weighted average remaining lease term of this operating lease was 5.5 years, and the weighted average discount rate was 6%.

Operating lease right-of-use assets and operating lease liabilities consisted of the following as of December 31, 2022 and 2021:

	Year Ended December 31,			
	2022		**2021**	
Assets				
Operating lease right-of-use assets, net	$	844,117	$	974,041
Liabilities				
Current liabilities:				
Operating lease liabilities, current	$	138,418	$	129,682
Noncurrent liabilities:				
Operating lease liabilities, long-term		744,450		882,868
Total lease liabilities	$	882,868	$	1,012,550

The future minimum lease payments due under this operating lease are approximately as follows:

2023	$	119,000

The above noted future minimum lease payments do not include the optional extension period that was used in the calculation of the right-of-use lease liability noted above, as management has subsequently determined the Company does not intend to execute the option to extend the lease (see Note 13).

Rent expense, recognized on a straight-line basis, was approximately $152,292 and $202,727 for the years ended December 31, 2022 and 2021, respectively and is recorded in general and administrative expenses in the accompanying consolidated statements of operations.

Legal Matters

From time to time, claims are made against the Company in the ordinary course of business, which could result in litigation. Claims and associated litigation are subject to inherent uncertainties and unfavorable outcomes could occur, such as monetary damages, fines, penalties or injunctions prohibiting us from selling one or more products or engaging in other activities. The occurrence of unfavorable outcome in any specific period could have a material adverse effect on our results of operations for that period or future periods.

Periodically, the Company reviews the status of significant matters, if any exist, and assesses its potential financial exposure. If the potential loss from any claim or legal claim is considered probable and the amount can be estimated, the Company accrues a liability for the estimated loss. Legal proceedings are subject to uncertainties, and the outcomes are difficult to predict. Because of such uncertainties, accruals are based on the best information available at the time. As additional information becomes available, the Company reassesses the potential liability related to pending claims and litigation. The Company's consolidated financial statements do not reflect any material amounts related to possible unfavorable outcomes of claims and lawsuits to which it is currently a party because it currently believes that such claims and lawsuits are not expected, individually or in the aggregate, to result in a material and adverse effect on its financial condition.

Economic and Geographic Concentrations

The Company provides products and services to customers primarily in the United States, Canada, and Australia. Future operations could be affected by changes in economic or other conditions in those markets. The operations of the Company are subject to the administrative directives, rules and regulations of federal, state and local regulatory agencies due to the gradual global adoption of clean energy zero-emission vehicle initiatives.

Note 11 - Significant Concentrations

As of December 31, 2022, one customer represented approximately 17% of accounts receivable. As of December 31, 2021, five customers represented approximately 69% of accounts receivable.

One customer represented approximately 14% of gross revenue for the year ended December 31, 2022. No customers represented more than 10% of gross revenue for the year ended December 31, 2021.

Two vendors represented approximately 77% of accounts payable for the year ended December 31, 2022. Three vendors represented 74% of accounts payable for year ended December 31, 2021.

Note 12. Employee Benefit Plan

The Company has a defined contribution savings plan under section 401(k) of the Internal Revenue Code. The plan covers substantially all full-time employees who meet the eligibility requirements, as defined in the related plan document. At its discretion, the Company matches employee contributions made to the plan according to a specified formula. For the years ended December 31, 2022 and 2021, the Company's matching contribution expense amounted to $18,260 and $15,684, respectively, which is included within payroll and related expenses on the consolidated statement of operations.

Note 13. Subsequent Events

The Company has evaluated subsequent events through the date of issuance of April 7, 2023 and determined that there have been no events that have occurred that would require adjustments to our disclosures in the consolidated financial statements except for the below items.

On January 1, 2023, the Company and CVF amended the terms of the August 30, 2021 loan. The loan was amended to whereby the accrued interest of $63,299 was capitalized to the principal balance, increasing the principal balance to $1,662,246. In addition, the loan amendment extended the maturity date to April 1, 2023, and increased the interest rate on unpaid principal after the maturity date to 16% per annum until paid. On April 1, 2023, the loan was further amended to extend the maturity date to June 1, 2023, and the Company shall be obligated to issue 2,000 shares of common stock to CVF if the loan is not paid in full by the maturity date rather than increasing the interest rate from 8% to 16%.

In January 2023, the Company reassessed the assumptions used to calculate the initial ROU asset and liability of their lease, determining that the Company does not intend to exercise the option to extend the lease and intends to exercise the purchase option per the lease agreement. Such change in assumption will result in reclassifying the lease from operating to financing during the first quarter of 2023.

On January 16, 2023, the Company entered into a promissory note agreement with an accredited investors to raise an aggregate cash amount of $400,000. This note bears interest at the annual rate of 8%, compounded monthly, and matures on April 1, 2023. The promissory note may be prepaid by the Company at any time without penalty. On April 1, 2023, the loan was amended to extend the maturity date to June 1, 2023, and the Company shall be obligated to issue 500 shares of common stock to CVF if the loan is not paid in full by the maturity date.

On February 16, 2023, the Company entered into promissory note agreements with two accredited investors to raise an aggregate cash amount of $460,000. These notes bear interest at the annual rate of 8%, compounded monthly, and mature on June 1, 2023. The promissory notes may be prepaid by the Company at any time without penalty.

On March 7, 2023, Growth for Good Acquisition Company ("G4G"), G4G Merger Sub Inc. ("Merger Sub"), and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"). The Merger Agreement provides that the following transactions will occur (together with the other agreements and transactions contemplated by the Merger Agreement, the "Business Combination"): (i) at the closing of the transactions contemplated by the Merger Agreement (the "Closing"), upon the terms and subject to the conditions of the Merger Agreement, Merger Sub will merge with and into the Company, the separate corporate existence of Merger Sub will cease and the Company will be the surviving corporation and a wholly owned subsidiary of G4G (the "Merger"); (ii) as a result of the Merger, among other things, all outstanding shares of the Company's common stock will be canceled in exchange for the right to receive, in the aggregate, a number of shares of G4G Common Stock (as defined below) equal to the quotient obtained by dividing (x) $225,000,000 by (y) $10.00; and (iv) upon closing of the Merger, G4G will be renamed "Zero Nox Holdings, Inc."

On March 10, 2023, the Company amended one of the Convertible Notes with a principal balance of $5,000,000. Per the terms of the amendment, the maturity date of the Convertible Note was extended from the date 18 months after issuance (or

September 11, 2023) to the earlier of a) October 1, 2023, or b) the time at which the balance of the Convertible Note is due and payable upon an Event of Default. In addition, the deadline to convert the Convertible Note was extended from the date 12 months after issuance (or March 11, 2023) to May 1, 2023. After May 1, 2023, the Company may pay any unpaid balance on the Convertible Note before it becomes due without the consent of the holder of the Convertible Note.

On March 23, 2023, the Company obtained a short-term bridge loan from Christenson, in the amount of $50,000. Commencing on March 23, 2023, interest on the unpaid principal balance compounded monthly at a rate of 8% per annum. The loan is unsecured, and no payments are required to be made until the maturity date of May 23, 2023. The unpaid principal after the maturity date shall accrue interest at 18% per annum until paid.

On March 28, 2023, the Company entered a financing agreement with North Star Leasing, a division of Peoples Bank, for a loan in the amount of $750,000 with a $63,395 advance payment obligation due by the Company upon execution. The Loan is secured by the financed inventory and carries an implied interest rate of 15.3%. Commencing on May 10, 2023, periodic payments of $62,500 are due monthly until paid in full.

On April 1, 2023, the Company and CVF amended the terms of the December 1, 2022 loan. The loan was amended to extend the maturity date to June 1, 2023, and the Company shall be obligated to issue 650 shares of common stock to CVF if the loan is not paid in full by the maturity date.

EXHIBIT B

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE ISSUER RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

ZERO NOX, INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2024

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2024 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Zero Nox, Inc., a Wyoming corporation (the "**Issuer**"), hereby issues to the Investor the right to certain shares of the Issuer's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $165,000,000 for each investor who invests during the first tranche of the Offering, which includes the initial subscriptions amounting up to and including a sum of $1,000,000.00 ("**Early Investors**") and $180,000,000 for each investor who invests during the second tranche of the Offering, which includes all subscriptions from $1,000,000.01 to $5,000,000.00 ("**Standard Investors**").

See Section 2 for certain additional defined terms.

1. *Events*

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Issuer shall promptly notify the Investor of the closing of the First Equity Financing and of the Issuer's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the Capital Stock (whether Preferred Stock or another class issued by the Issuer) sold in the First Equity Financing. The number of shares of Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the **First Equity Financing Price** for Early Investors or Standard

Investors, as applicable (as defined below).

(ii)   If the Issuer elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Issuer shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Issuer's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of Capital Stock (whether Preferred Stock or another class issued by the Issuer) sold in the Subsequent Equity Financing. The number of shares of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price for Early Investors or Standard Investors, as applicable.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Issuer a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)   If there is a Liquidity Event before the termination of this instrument but after one or more Equity Financings have occurred, each Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Issuer a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Issuer) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Issuer's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Issuer to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Section 1(b)(i)(2) or Section 1(b)(ii)(2), if the Issuer's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Issuer shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Issuer's board of directors.

(c)   **Dissolution Event**.   If there is a Dissolution Event (defined below) before this instrument terminates in accordance with Section 1(a) or Section 1(b), subject to the preferences applicable to any series of Preferred Stock, the Issuer will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Issuer's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Issuer at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d) **Termination**. This instrument will terminate (without relieving the Issuer or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or Section 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Issuer, including, without limitation, Common Stock and Preferred Stock.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Issuer having the right to vote for the election of members of the Issuer's board of directors, (ii) any reorganization, merger or consolidation of the Issuer, other than a transaction or series of related transactions in which the holders of the voting securities of the Issuer outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Issuer or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Issuer.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Issuer.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Issuer's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Issuer (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Issuer of its Capital Stock to one or more third parties following the date of this instrument from which the Issuer receives gross proceeds of not less than $3,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Issuer to any director, officer, employee, advisor or consultant of the Issuer in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Issuer, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Issuer immediately prior to the First Equity Financing is less than or equal to the Valuation Cap for Early Investors or Standard Investors, as applicable to Investor, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Issuer immediately prior to the First Equity Financing is greater than the Valuation Cap for Early Investors or Standard Investors, as applicable to Investor, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Issuer's existing equity incentive plans, (ii) convertible promissory notes issued by the Issuer, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Issuer pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Issuer to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Issuer's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers shares of existing capital stock of the Issuer for resale, as approved by the Issuer's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Issuer.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Issuer's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap for Early Investors or Standard Investors, as applicable to Investor divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Issuer's IPO, and ending on the date specified by the Issuer and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Issuer or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Issuer.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Issuer for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap for Early Investors or Standard Investors, as applicable to Investor divided by (y) the Fully Diluted Capitalization.

3. *Issuer Representations*

(a)   The Issuer is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Issuer of this instrument is within the power of the Issuer and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Issuer. This instrument constitutes a legal, valid and binding obligation of the Issuer, enforceable against the Issuer in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Issuer, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Issuer; or (iii) any material indenture or contract to which the Issuer is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Issuer.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Issuer; (ii) result in the acceleration of any material indenture or contract to which the Issuer is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Issuer or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Issuer, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Issuer's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of Capital Stock issuable pursuant to Section 1.

(e)   The Issuer shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Issuer is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Issuer has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Issuer with respect to the Crowd SAFE.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Issuer and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Issuer regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to subscribe to this instrument, the Investor is not relying on the advice or recommendations of the Issuer or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Issuer is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Issuer, and that the Issuer has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase of or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Issuer. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, purchase and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Issuer has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Issuer questions about its business plans, "Risk Factors," and all other information presented in the Issuer's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Issuer are subject to the same restrictions and the Issuer uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Issuer may impose stop transfer instructions with respect to the Investor's registrable securities of the Issuer (and the Issuer shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Issuer (and the shares or securities of the Issuer held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE ISSUER'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE ISSUER AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE ISSUER'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Issuer to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Issuer of the proposed disposition and shall have furnished the Issuer with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Issuer, the Investor shall have furnished the Issuer with an opinion of counsel reasonably satisfactory to the Issuer that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Issuer's competitors, as determined by the Issuer in good faith.

(f)   If the Investor intends to transfer the Crowd SAFE (**"Transfer"**) in accordance with this Section 5, the investor accepting transfer (**"Transferee"**) must pass and continue to comply with the Nominee's (as defined in **Exhibit A**) (and any applicable affiliate's) know your customer ("**KYC**") and anti-money laundering ("**AML**") policies and execute Exhibit A contemporaneously and in connection with the Transfer. The Investor understands that the Transferee's failure to pass the requisite KYC and AML procedures or to execute Exhibit A contemporaneously with the Transfer will render the Transfer void, null, unenforceable, and the Transferee will be unable to redeem their security.

(g)   The Investor understands and agrees that the Issuer will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Issuer's charter or bylaws, any other agreement between the Investor and the Issuer or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the purchase of this Crowd SAFE. The Investor agrees and understands that the Investor's failure to execute Exhibit A contemporaneously with this Crowd SAFE will render the Crowd SAFE void, null and unenforceable.

(b)   This Crowd SAFE contemplates the potential tokenization of this instrument and any equity securities that may be issued upon conversion of this SAFE. The Issuer may, in its sole discretion, tokenize this SAFE and the underlying equity securities as separate blockchain tokens ("**Tokens**") on a blockchain network. The Investor acknowledges and consents to the potential tokenization of this SAFE and the underlying equity securities, and agrees to abide by any terms and conditions related to the Tokens as set forth by the Issuer.

(c)   The Investor agrees to take any and all actions determined in good faith by the Issuer's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(d)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Issuer and the Investor, or (ii) the Issuer and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE). Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Issuer or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive purchase rights or otherwise until shares have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Issuer's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Issuer may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Issuer's domicile.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Issuer's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of Wyoming, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Porterville, California. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l) The Investor agrees any action contemplated by this Crowd SAFE and requested by the Issuer must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

ZERO NOX, INC.

By:
Name: Vonn R. Christenson
Title: Chief Executive Officer
Address: 1343 S. Main Street, Porterville, CA 93257
Email: invest@zeronox.com

INVESTOR:
By:
Name:

EXHIBIT A

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby designated and appointed to act for and on behalf of the Investor as Investor's nominee, agent and proxy in all respects under the Crowd SAFE Series 2024 issued by Zero Nox, Inc. (the "**SAFE**") and any securities which may be issuable to Investor upon conversion of the SAFE (the "**Conversion Securities**" and together with the SAFE, the "**Securities**"). Nominee is expressly authorized to perform such acts, and execute such documents, agreements and instruments, for and on behalf of Investor and in the Investor's name, reasonably deemed necessary in Nominee's sole discretion without Investor's consent to any of the following:

(1) cause, at any time hereinafter, the title to any Security to be held of record by (such holder, the "**Custodian**") a corporation, partnership, a trust (whether or not the trustees are named) or other organization or by one or more qualified persons as trustees, custodians or any other fiduciary capacity with respect to a single trust, estate or account, in each case, of the Nominee's sole discretion ("**Custodial Conversion**") for the benefit of the Investor;

(2) in connection with any conversion of the SAFE into Conversion Securities of the Issuer, execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the SAFE into Conversion Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other SAFEs of the same class issued by the Issuer that will convert in connection with the Equity Financing, Liquidity Event, Dissolution Event or other corporate event ("**Transactional Conversion**");

(3) receive all notices and communications on behalf of the Investor from the Issuer concerning any Securities;

(4) vote at any meeting or take action by written consent in lieu of a meeting, or otherwise consent, confirm, approve or waive any rights, as a holder of any Securities, in each case, in all respects thereto (without prior or subsequent notice to the Investor) consistently at the direction of the Chief Executive Officer of Zero Nox, Inc. (the "**Nominee Designee**"); *provided,* the Nominee shall have no obligation to vote or take any other action consistent with the Nominee Designee as to the engagement or termination of the Custodian;

(5) in connection with any Custodial Conversion and/or Transactional Conversion, open an account in the name of the Investor with a Custodian and allow the Custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor; *provided* Nominee will take reasonable steps to send notice thereof to the Investor, including by email, using the last known contact information of such Investor;

(6) appoint any person, firm, or corporation to act as its agent or representative for the purpose of performing any function that Nominee is or may be authorized hereunder to perform; and

(7) take any such other and further actions incidental to any of the above.

(the foregoing, collectively, the "**Nominee Services**"). Capitalized but undefined terms used in this Nominee Rider and Waiver shall have the meaning ascribed to them in the Security unless otherwise defined.

The Nominee shall not sell, transfer or assign the beneficial interest in any Security to any third-party without the Investor's written consent. Investor covenants and agrees to take all necessary actions and perform such functions as necessary to ensure Nominee receives prompt and timely responses to enable Nominee to perform Nominee Services.

Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, members, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Notwithstanding anything to the contrary, the Nominee may render Nominee Services at its sole option and until the termination hereof, which shall occur upon the earliest of: (1) the SAFE or any Conversion Security is (i) terminated or (ii) registered under the Exchange Act; (2) a Custodial Conversion; (3) the Nominee, the Investor and the Issuer mutually agree to terminate the Nominee Services, and (4) the Nominee provides notice of termination at least 7 days in advance to the Investor and the Issuer. Upon any such termination, the Nominee shall have no further obligations hereunder.

This Nominee Rider and Waiver shall be binding upon the Nominee and the Investor and inure to the benefit of and bind their respective assigns, successors, heirs, executors, beneficiaries, and administrators.

To the extent you provide the Issuer with any personally identifiable information ("PII") in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Custodian, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's PII for these purposes during the Term and Investor acknowledges that the use of such PII is necessary for the Nominee to provide the Nominee Services.

[REMAINDER LEFT INTENTIONALLY BLANK]

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:

By:

Name:

Date:

NOMINEE:

Republic Investment Services LLC

By:

Name: Antonio Namwong, President

Date:

ISSUER:

Zero Nox, Inc.

By:

Name: Vonn R. Christenson, CEO

Date:

EXHIBIT C

Video Transcript

Zero Nox Exhibit C- Video Transcript- Video #1

Who Is ZeroNox?

0:02 [Music]

0:15 The vision of ZeroNox is to empower

0:18 communities through innovation. We

0:20 got this idea to start the company in

0:22 looking at our agricultural community

0:24 here in the Central Valley and realizing

0:26 the need for cleaner technology. But not

0:29 just cleaner technology, also higher

0:31 performing and cost effective. One of the

0:33 challenges that many are facing is the

0:36 need to go electric. We also see that

0:38 two-thirds of the world's governments

0:41 have commitments to go carbon neutral

0:44 by the year 2050. We saw an opportunity

0:46 to focus specifically on the off highway

0:50 electric vehicle side and heavy

0:51 equipment that we see in agriculture but

0:53 also in construction and also in mining

0:57 [Music]

1:00 [Applause]

1:02 There are really two divisions of the

1:03 company. Our electric powertrain platform,

1:06 which has already been deployed into the

1:08 market through multiple products, and our

1:11 ZeroNox incubator, where we are

1:13 developing the next generation of

1:15 industry-disrupting clean technology and

1:18 pushing it to commercialization. So, Zero

1:20 Nox has created this electric

1:22 powertrain platform to really be this

1:24 e-kit that brings a combination of many

1:26 innovations to the entire electric

1:28 drivetrain system from the battery

1:30 technology and the battery management

1:32 system to the electric motor and

1:35 electric motor controller and a

1:37 telematic system that really empowers

1:39 the end user with comprehensive fleet

1:41 monitoring. Our next phase is that we

1:43 plan to then go to the OEMs and show

1:46 them what we've already established and

1:49 offer to them the opportunity to

1:50 electrify their already existing brands

1:53 and fleets of vehicles.

1:57 Now the ZeroNox incubator allows us to

2:00 introduce innovation to our electric

2:02 powertrain platform and to other

2:04 supporting markets through the

2:05 supervision of our seasoned engineering

2:07 team. When we talk about research and

2:08 development at ZeroNox, we're actually

2:11 thinking of a third element which is

2:13 deployment.

2:14 Basic research is essential to get the

2:16 process started. Development helps make

2:18 it a reality, but deployment is that

2:20 crucial third piece that takes it from

2:22 an idea into reality where we can

2:25 commercialize it. We go out and find

2:28 solutions that other people have been

2:30 dedicating lots of time and resources to

2:33 we go and we get exclusivity rights from

2:35 them. In many instances we're able to

2:38 hire on the inventors and we've been

2:40 able to amass over 14 patents along with

2:43 trade secrets and exclusive deals giving

2:45 us IP to these clean energy technologies.

2:51 For me,

2:52 Zeronox encompasses more than just a

2:55 company. It encompasses more than just

2:58 batteries or vehicles.

3:00 ZeroNox encompasses the vision of the

3:03 future. A future where the agricultural

3:05 industry is able to be as clean as it

3:07 was a hundred years ago.

3:09 The vision of ZeroNox is to help bring

3:12 the goals that everyone has

3:14 for a brighter and cleaner future

3:17 to today

3:18 [Music]

Zero Nox Exhibit C- Video Transcript- Video # 2

ZeroNox & Jospong: "Powered by Partnership" Alpha Prototype Unveiling

0:00 The mission of ZeroNox is empowering

0:03 communities through innovation. You are

0:05 innovating in a way that affects your

0:08 needs specifically and then also growing

0:10 with a company that is innovating. What

0:14 excites me the most about the project

0:16 with Jospong is that it is a model for

0:19 future electrification

0:22 projects. What they're looking for is

0:24 a partner who can take their existing

0:26 internal combustion engine product and

0:29 electrify it.

0:30 How to take existing vehicles and switch

0:33 them to electrification. This is a great

0:36 opportunity to have the retrofit of

0:38 these vehicles instead of building from

0:40 scratch. Being able to create jobs in

0:42 Ghana, which in turn creates jobs for us

0:45 here for ZeroNox. So, ZeroNox is not a

0:50 competitor they are partners. Jospong is a

0:53 wonderful partner and they have a

0:55 wonderful vision of how to electrify

0:58 Ghana and Africa. We are encouraged

1:01 by what we saw and as Government we

1:03 stand in readiness to support such an

1:06 initiative. The number one community for

1:08 ZeroNox right now is our hometown of

1:10 Porterville, California. It's amazing what

1:13 can happen when a community comes

1:16 together. It's cool to see you know

1:19 little old Porterville sort of being

1:21 the ground zero for an international

1:25 project. Really awesome. I want ZeroNox to

1:27 be the preeminent electrification

1:30 partner for large scale fleets and

1:35 manufacturers. The model that we're

1:37 building with them is one that we're

1:39 going to be able to replicate not only

1:41 throughout Africa but really throughout

1:43 the world. The the exciting piece to me

1:46 is is realizing if we can tackle

1:48 projects this large and this complicated

1:50 there's very little that we can't

1:55 do.

Zero Nox Exhibit C- Video Transcript- Video #3

ZeroNox Battery Conversion at LAX

0:02 [Music]

0:04 My name is Jake Yoon.

0:06 I'm a Chief Financial Officer at Airport

0:09 Terminal Management. We provide

0:11 wheelchair service to disabled

0:13 passengers for any airliners at Tom

0:16 Bradley International Terminal. ZeroNox

0:18 batteries, because it's the lithium

0:20 batteries, it lasts longer. Lead acid

0:23 batteries

0:25 we typically

0:28 operate

0:29 somewhere between two to three hours

0:31 depending upon condition of the

0:33 batteries. So the TTVs normally we

0:36 operate about 10 hours a day

0:38 without a charge. The charging time is

0:40 about the same three hours

0:43 but the difference is there is no

0:45 maintenance required.

0:47 We just

0:48 charge whenever we want to.

0:51 And I think the biggest advantage is the

0:54 efficiency of the batteries.

0:56 In my calculation I was able to pay that

0:59 off within three months of

1:02 operation time.

1:05 We now

1:06 updated all the vehicles that we use

1:09 inside of the terminal with the Zero

1:11 Nox lithium batteries. The experience

1:13 with ZeroNox has been wonderful.

1:16 We have a very tight relationship.

1:19 It's almost like a family. So, whenever we

1:21 need something I just give them a call

1:23 and

1:24 there is a

1:27 good relationship

1:29 It's it's something I cherish.

1:31 I look at its partnership.

1:34 They think alike.

1:35 Jason, Robert

1:37 Buzz

1:39 Lane, Nate, everyone I

1:42 deal with -

1:43 they're just wonderful people.

1:51 [Music]